Exhibit 10.1

PURCHASE AGREEMENT
by and among
OPTION ONE MORTGAGE CORPORATION,
AH MORTGAGE ACQUISITION CO., INC.,
THE ENTITIES LISTED ON EXHIBIT A HERETO, and
H&R BLOCK, INC,
for the limited purpose set forth in Section 4.05 hereof
dated as of
March 17, 2008

TABLE OF CONTENTS

I. Purchase and Sale	1
1.01. Assets	1
1.02. Liabilities	3
1.03. Assignment of Contracts and Rights	5
1.04. Closing Date Cash Payment	6
1.05. Closing; Closing Deliveries and Actions	6
1.06. Closing Date Cash Payment Adjustment	8
1.07. Allocation of Final Cash Payment	10
1.08. Collection of Specified Other Advances	11
1.09. Non-Consent Servicing Assets	11
1.10. Ineligible Advances	12
1.11. Seller-Financed Advances	13
II. Representations and Warranties of The Sellers	13
2.01. Organization	13
2.02. Authority; Enforceability	14
2.03. Non-Contravention	14
2.04. Governmental Consents	14
2.05. Indian Entity; OOAC; Investments	15
2.06. Financial Statements	16
2.07. Subsequent Events	16
2.08. Taxes	16
2.09. Litigation	17
2.10. Compliance with Law; Permits	17
2.11. Employee Benefits	17
2.12. Labor Relations	18
2.13. Real Property	18
2.14. Intellectual Property	19
2.15. Material Contracts	21
2.16. Environmental Matters	23
2.17. Affiliate Transactions	24

2.18. Brokers	24
2.19. Loan Servicing	24
2.20. Title to the Purchased Assets; Sufficiency of the Purchased Assets	25
2.21. No Warranty on Legacy IT Systems	25
2.22. No Other Representations or Warranties	25
III. Representations and Warranties of Purchaser	26
3.01. Organization	26
3.02. Authority; Enforceability	26
3.03. Non-Contravention	26
3.04. Governmental Consents	27
3.05. Availability of Funds; Financing	27
3.06. Investment Intent	28
3.07. Brokers	28
3.08. Litigation	28
3.09. No Other Representations or Warranties	28
IV. Covenants of The Sellers	28
4.01. Conduct of the Business	28
4.02. Access to Information; Confidentiality	30
4.03. Assistance in Transfer of Licenses, Permits and Registrations	31
4.04. Third-Party Consents	31
4.05. Parent Guarantee; Right to Receive Payments	31
4.06. Settlement of Intercompany Accounts	32
4.07. List of Registered Intellectual Property	32
4.08. Trailing Final Documents	32
V. Covenants of Purchaser	33
5.01. Access	33
5.02. Releases under Certain Contracts	33
5.03. Contacts with Customers, Suppliers, Employees, etc	33
VI. Covenants of Purchaser and The Sellers	33
6.01. Commercially Reasonable Efforts; Further Assurances	33
6.02. HSR Clearance	35
6.03. Public Announcements	35
6.04. Trademarks and Tradenames of the Sellers	35

6.05. Notices of Certain Communications	36
6.06. Non-Solicitation	37
6.07. Notices of Certain Matters	37
6.08. Ancillary Agreements	38
VII. Tax Matters	38
7.01. General	38
7.02. Tax Cooperation	38
7.03. Transfer Taxes	38
7.04. Property Taxes	39
VIII. Tax Matters with respect to the Indian Entity and Option One Advance Corporation	39
8.01. General	39
8.02. Tax Cooperation	39
8.03. Transfer Taxes	40
8.04. Tax Sharing Agreements; Apportionment; Return Filings; Refunds and Credits; Limitations on Allocations; and Section 338(h)(10) Election	40
8.05. Tax Indemnification	44
IX. Employees And Employee Benefits	45
9.01. Employee Benefits and Compensation	45
9.02. Employee Matters	47
9.03. Impermissibility; Good Faith	48
9.04. No Third-Party Beneficiaries	48
X. Conditions to Closing	48
10.01. Conditions to Each Party’s Obligations	48
10.02. Conditions to Obligation of Purchaser	49
10.03. Conditions to Obligation of Seller	49
10.04. Frustration of Closing Conditions	50
XI. Termination	50
11.01. Grounds for Termination	50
11.02. Effect of Termination	50
XII. Survival; Indemnification; Arbitration	51
12.01. Survival	51

12.02. Indemnification of Purchaser by Sellers	51
12.03. Indemnification of the Sellers by Purchaser	52
12.04. Procedures Relating to Indemnification	52
12.05. Limitations on Indemnification	54
12.06. Agreement to Arbitrate	54
12.07. Exclusive Remedy	56
XIII. Miscellaneous	56
13.01. Definitions	56
13.02. Notices	71
13.03. Amendments and Waivers	73
13.04. Expenses	73
13.05. Successors and Assigns	73
13.06. Governing Law	73
13.07. Specific Performance; Jurisdiction	73
13.08. Waiver of Punitive and Other Damages and Jury Trial	74
13.09. Counterparts; Effectiveness; Third Party Beneficiaries	74
13.10. Other Definitional and Interpretative Provisions	74
13.11. Entire Agreement	75
13.12. Disclosure Letter	75
13.13. Severability	75

TABLE OF EXHIBITS AND SCHEDULES

Exhibits
Exhibit A	Selling Subsidiaries
Exhibit B	Form of General Assignment and Bill of Sale
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Post-Closing Cooperation Agreement Term Sheet
Exhibit E	Post-Closing Servicing Agreement Term Sheet
Exhibit F	Debt Commitment
Disclosure Letter

Section	Description
Section 1.01(a)(viii)	Telephone / Fax Numbers and Domain Names
Section 1.01(a)(x)	Servicing IT Systems
Section 1.01(a)(xi)	Legacy IT Systems
Section 1.01(b)(vii)	Excluded Assets
Section 1.06(a)	Sample Statement
Section 1.11	Seller Financed Advances
Section 2.01	Foreign Qualifications
Section 2.03	Non-Contravention
Section 2.04	Required Regulatory Approvals
Section 2.05	Indian Entity; OOAC; Investments
Section 2.06	Financial Statements
Section 2.07	Subsequent Events
Section 2.08	Taxes
Section 2.09	Litigation
Section 2.10	Compliance with Laws
Section 2.11	Employee Plans
Section 2.12	Labor Relations
Section 2.13	Real Property
Section 2.14	Business Intellectual Property
Section 2.15	Material Contracts
Section 2.16	Environmental
Section 2.17	Affiliate Transactions
Section 2.19	Loan Servicing
Section 2.20	Sufficiency of Assets
Section 4.01	Conduct of Business
Section 5.02	Seller Guarantees
Section 9.01	Employee Matters
Section 10.01(c)	Required Closing Consents
Section 13.01(a)	Amendment Advances
Section 13.01(b)	Documents Employees
Section 13.01(c)	Ineligible Employees
Section 13.01(d)	Knowledge of Sellers
Section 13.01(e)	Low-Balance Advances
Section 13.01(f)	Pending Transfer Advances
Section 13.01(g)	Whole Loan Advances

PURCHASE AGREEMENT
     This PURCHASE AGREEMENT, dated as of March 17, 2008 (this “Agreement”), is by and among Option One Mortgage Corporation, a California corporation (the “Company”), the entities listed on Exhibit A hereto (the “Selling Subsidiaries” and together with the Company, the “Sellers”), AH Mortgage Acquisition Co., Inc., a Delaware corporation (“Purchaser”, and together with the Sellers, the “Parties”), and, for the limited purpose set forth in Section 4.05 hereof, H&R Block, Inc., a Missouri corporation (“Parent”).
RECITALS
     1. The Sellers are engaged in the business of servicing residential mortgage loans (the “Business”).
     2. On the terms and conditions contained in this Agreement, the Sellers desire to sell and assign to Purchaser, and Purchaser desires to purchase and assume, all of the Purchased Assets and Assumed Liabilities (the “Purchase”).
     3. In order to induce Purchaser to enter into this Agreement, Parent desires to guarantee the payment and performance of all obligations, liabilities and indemnities of Sellers pursuant to Section 4.05.
     NOW, THEREFORE, the Parties agree as follows:
I. PURCHASE AND SALE
          1.01. Assets. (a) Purchased Assets. The Purchaser will purchase from the Sellers, and the Sellers will Transfer, or cause to be Transferred, to the Purchaser, at the Closing, all the Sellers’ right, title and interest in, to and under the Purchased Assets, free and clear of all Liens other than Permitted Liens. Notwithstanding any other provision of this Agreement, Purchaser will not purchase or acquire or otherwise obtain any right, title or interest in any Excluded Asset. For purposes of this Agreement, the “Purchased Assets” means the following assets, properties and rights as of the Closing Date, in each case to the extent owned by the Sellers, without duplication:
               (i) all assets reflected in the Final Statement;
               (ii) (A) all assets reflected in the Business Balance Sheet, (B) all assets that have been written off, expensed or fully depreciated that, had they not been written off, expensed or fully depreciated, would have been reflected in the Business Balance Sheet in accordance with the accounting principles and policies under which the Business Balance Sheet was prepared, and (C) all assets acquired by Sellers after the date of the Business Balance Sheet that would be reflected in the balance sheet of the Business as of the Closing Date if such balance sheet was prepared using the same accounting principles and policies under which the Business Balance Sheet was prepared;

          (iii) the Servicing Rights;
          (iv) the Assigned Contracts;
          (v) the Business Intellectual Property and the Licensed Intellectual Property;
          (vi) all guarantees and warranties of third parties to the extent that they relate to the ownership or operation of the Business or the Purchased Assets;
          (vii) all fixed assets and tangible personal property, whether owned or leased, including fixtures, building equipment, fittings, furniture, computer hardware, office equipment, and other tangible personal property that are located on the Leased Real Property or primarily used in the operation of the Business;
          (viii) the telephone and facsimile numbers, websites and Domain Names primarily used in the operation of the Business, including those listed on Section 1.01(a)(viii) of the Disclosure Letter;
          (ix) all files, documents, instruments, papers, books and records (whether in paper, digital or other tangible or intangible form), including all financial records, Tax records, technical information, operating and production records, quality control records, blueprints, research and development notebooks and files, customer credit data, manuals, engineering and scientific data, sales and promotional literature, drawings, technical plans, business plans, budgets, price lists, lists of customers and suppliers and human resources and employee benefits data relating to Transferred Employees, in each case, that are located on the Leased Real Property or primarily used in the operation of the Business;
          (x) all Servicing IT Systems, including those set forth in Section 1.01(a)(x) of the Disclosure Letter, and all source code for any software owned by any Seller included in Servicing IT Systems;
          (xi) Legacy IT Systems;
          (xii) the Assumed Plans, including any trusts, insurance arrangements or other assets held pursuant to, or set aside to fund the obligations under any such Assumed Plans;
          (xiii) subject to Section 4.03, any Permits primarily used in the operation of the Business, including, to the extent transferable, all Permits held by or related to First Option Asset Management, Inc. or First Option Asset Management, LLC;
          (xiv) the Indian Entity Equity Interests;
          (xv) all of the capital stock of Option One Advance Corporation (“Option One Advance Corporation”, and such stock, the “OOAC Stock”);

          (xvi) any residual interests in Option One Advance Trust 2007-ADV2 (the “Option One Trust”) held by the Sellers or any of their Affiliates;
          (xvii) all rights, claims and causes of action in favor of the Business arising under or in respect of any Purchased Asset included in clauses (i) through (xi), inclusive, of this Section 1.01(a); and
          (xviii) any and all other assets owned immediately prior to the Closing Date by any Seller that are primarily used in the operation of the Business.
Notwithstanding anything in this Section 1.01(a) to the contrary, at the Closing the Indian Entity Minority Interest will be transferred to a designee of Purchaser (which may not be Purchaser) in lieu of Purchaser.
     (b) Excluded Assets. At the Closing, Purchaser will not purchase, acquire or otherwise obtain any right, title or interest in any of the following (collectively, the “Excluded Assets”):
          (i) all Intellectual Property of the Sellers and their respective Affiliates other than (A) the Business Intellectual Property, (B) the Licensed Intellectual Property and (C) the Legacy IT Systems;
          (ii) all claims for and rights to receive refunds, credits, rebates, or similar payments of Taxes to the extent such Taxes were paid by or on behalf of the Sellers, all Tax Returns, and all notes, worksheets, files or documents relating thereto;
          (iii) all assets, properties and rights of the Sellers and their respective Affiliates other than the Purchased Assets;
          (iv) any Employee Plans that are not Assumed Plans;
          (v) any assets of an Employee Plan other than an Assumed Plan, including any trusts, insurance arrangements or other assets held pursuant to, or set aside to fund the obligations of the Sellers and their Affiliates under, any such Employee Plan;
          (vi) the Names;
          (vii) all assets identified in Section 1.01(b)(vii) of the Disclosure Letter;
          (viii) the Non-Consent Servicing Agreements and Non-Consent Servicing Advances; and
          (ix) the Ineligible Advances.
     1.02. Liabilities. (a) Assumed Liabilities. Effective from and after the Closing, the Purchaser will assume and agree to pay, perform, be solely responsible for and discharge the Assumed Liabilities. “Assumed Liabilities” means the following Liabilities of the Sellers (and no other Liabilities):
     (i) all Liabilities of Sellers under the Assigned Contracts that arise out of or relate to the operation of the Business from and after the Closing;
     (ii) all Liabilities of Sellers under the Assumed Plans arising or relating to the period on or before the Closing Date, to the extent included in the Balance Sheet Liabilities;
     (iii) all Liabilities to the extent resulting from or arising out of the conduct of the Business or relating to the ownership, use or condition of the Purchased Assets, in each case, from and after the Closing;
     (iv) all Liabilities for salaries, wages and bonuses owed to Transferred Employees who are employed with the Indian Entity on the Closing Date, or their dependents or beneficiaries, and accrued on or prior to, but payable after, the Closing Date to the extent included in the Balance Sheet Liabilities;
     (v) all Liabilities for accrued but not taken vacation, personal days, sick days and holidays of Transferred Employees to the extent included in the Balance Sheet Liabilities;
     (vi) all Liabilities relating to, resulting from, caused by or arising out of workers’ compensation, occupational health and safety, occupational disease, occupational injury or similar workplace issues to the extent involving or relating to Transferred Employees who are employed with the Indian Entity on the Closing Date, that arise from events that occur on or prior to the Closing Date, to the extent included in the Balance Sheet Liabilities;
     (vii) all Liabilities relating to, arising from, caused by or arising out of workers’ compensation, occupational health and safety, occupational disease, occupational injury or similar workplace issues to the extent involving or relating to Transferred Employees and arising from events that occur after the Closing;
     (viii) all Liabilities arising out of Actions primarily relating to services performed by the Business, whether commenced before, on or after the Closing Date, in which the plaintiff is an individual borrower and the asserted violation relates only to a single mortgage loan or multiple mortgage loans issued to the same borrower or group of related borrowers, but only to the extent that such Liabilities are recoverable from the relevant trust, investors or owner of the subject Mortgage Loans in accordance with the terms of the applicable Servicing Agreement (the “Assumed Legacy Litigation Liabilities”). For the avoidance of doubt, the Assumed Legacy Litigation Liabilities that are subject to this clause (v) will be deemed not to include any Actions (A) brought by Governmental Authorities or (B) that are class actions; and
     (ix) any other Balance Sheet Liabilities.

     (b) Retained Liabilities. Notwithstanding any other provision of this Agreement, Purchaser is not assuming and will not be liable for any Liabilities of any Seller other than Assumed Liabilities (the “Retained Liabilities”). The Retained Liabilities will remain the sole responsibility of, and will be paid, performed and discharged by the Sellers. Without limiting the foregoing, the Retained Liabilities will include the following:
          (i) all Liabilities of the Sellers to the extent they relate to or arise out of their wholesale mortgage loan origination business, including any third-party right to put any such Mortgage Loan back to any of the Sellers and any other related Mortgage Loan repurchase obligations;
          (ii) all Liabilities arising out of or relating to Excluded Assets;
          (iii) all Liabilities of Sellers under the Assigned Contracts that arise out of or relate to the operation of the Business prior to the Closing;
          (iv) other than the Assumed Legacy Litigation Liabilities and the Balance Sheet Liabilities, all Liabilities to the extent resulting from or arising out of the conduct of the Business or relating to the ownership, use or condition of the Purchased Assets, in each case, prior to the Closing, including (A) Liabilities imposed under Environmental Laws, and (B) any Liabilities arising out of litigation attributable to a Seller’s charging of interest on advances on non-escrowed loans in violation of any applicable contractual obligations or applicable Law;
          (v) all Liabilities arising out of any Employee Plan that is not an Assumed Plan, except as specifically assumed by Purchaser pursuant to Section 1.02(a)(vii), 9.01(b) or 9.01(i), and all Liabilities of the Sellers under the Assumed Plans arising or relating to the period on or before the Closing Date, to the extent not included in the Balance Sheet Liabilities;
          (vi) other than as otherwise provided herein, all Liabilities arising from or relating to the employment with, termination of employment by, or employment practices of Sellers and their Affiliates;
          (vii) all Liabilities relating to Employees of the Business who do not become Transferred Employees as provided in Article IX, and all Liabilities relating to any non-Business employee, director or other service provider of the Sellers and their Affiliates; and
          (viii) all Liabilities of the Sellers for Taxes with respect to all periods prior to, including or following the Closing Date.
     1.03. Assignment of Contracts and Rights. Notwithstanding anything in this Agreement to the contrary, this Agreement will not constitute an agreement to Transfer any Assigned Contract or any other Contract to which a Seller is a party or any claim or right or any benefit arising thereunder or resulting therefrom if and for so long as such Transfer, without the approval, consent or waiver of a third party, would constitute a breach or other contravention of such Assigned Contract or other Contract or in any way adversely affect the rights of Purchaser thereunder. If such approval, consent or waiver is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Purchaser thereunder so that Purchaser would not in fact receive all such rights, Purchaser and such Seller will cooperate in implementing a mutually agreeable arrangement designed to provide Purchaser with the benefits and the responsibility to perform and discharge the Liabilities thereunder, and under which such Seller would enforce for the benefit of Purchaser, at Purchaser’s sole cost and expense, with Purchaser being responsible for the performance and discharge of such Sellers’ Liabilities, any and all rights of such Seller against a third party. The Sellers will not be required to make any payments or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such approval, consent or waiver. The Sellers will promptly pay to Purchaser all monies received by any Seller or its Affiliates from and after the Closing under any Assigned Contract or any Contract to which any Seller is a party (less the costs and expenses incurred by such Seller in connection with the receipt of such monies), and the Sellers and Purchaser will continue to cooperate and use all commercially reasonable efforts to obtain such approval, consent or waiver and to provide Purchaser with all such rights in accordance with this Agreement. Except as otherwise provided in this Agreement, nothing in this Section 1.03 will affect Purchaser’s other rights under this Agreement or affect the conditions to Purchaser’s obligation to close the transactions contemplated by this Agreement as set forth in Section 10.02. The provisions of this Section 1.03 will not limit, modify or otherwise affect any representation or warranty of the Sellers under this Agreement.
     1.04. Closing Date Cash Payment. (a) In consideration for the Transfer by the Sellers to Purchaser of the Purchased Assets, Purchaser will (i) at the Closing, pay to the Company, as representative of the Sellers, and Greenwich, on behalf of the Sellers, an aggregate amount equal to the sum of (A) $40,690,000 (the “Fixed Price Component”), plus (B) an amount equal to the Estimated Closing Specified Net Assets, minus (C) the Estimated Delinquency Adjustment, minus (D) the Estimated MERS Adjustment, and minus (E) the Estimated Tax Contract Adjustment (such sum, the “Closing Date Cash Payment”), and (ii) following the Closing, pay to the Parent the amounts specified in Section 1.11 of the Disclosure Letter as provided therein (the “Post-Closing Payments”).
     (b) The Closing Date Cash Payment will be made by wire transfer of immediately available funds as follows: (i) first, Purchaser shall pay to Greenwich, on behalf of the Sellers, all amounts necessary to discharge and fully repay all principal and accrued but unpaid interest in respect of the Indebtedness of Sellers under the Option One Advance Trust 2007-ADV2 advance facility (the “Seller Advance Facility”) and (ii) the balance shall be paid by Purchaser to the Company, as representative of the Sellers, each to an account designated by the Company and Greenwich, as applicable, to Purchaser in writing no later than two Business Days prior to the Closing.
     1.05. Closing; Closing Deliveries and Actions. (a) Closing. The closing of the Purchase (the “Closing”) will take place at Jones Day, 222 E. 41st Street,

New York, New York, or by facsimile transmission, as soon as practicable, but not later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article X (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other date or place as Purchaser and the Company may agree in writing; provided, however, that the Parties will not be required to effect the Closing earlier than April 15, 2008 unless the Sellers and Purchaser agree in writing to an earlier Closing Date (the date on which the Closing occurs, the “Closing Date”). Legal title, equitable title and risk of loss with respect to the Purchased Assets will Transfer to Purchaser at the Closing, which Transfer will be deemed effective for accounting and other computational purposes as of 11:59 p.m. (Eastern Standard Time) on the Closing Date.
     (b) Deliveries by Purchaser at the Closing. At the Closing, Purchaser will deliver, or cause to be delivered, to the Company the following:
          (i) the Closing Date Cash Payment payable to the Company as set forth in Section 1.04;
          (ii) the certificate to be delivered by Purchaser pursuant to Section 10.03(c);
          (iii) a certificate of an officer of Purchaser, given by such officer on behalf of Purchaser and not in such officer’s individual capacity, certifying as to the governing documents of Purchaser and as to resolutions of the board of directors (or equivalent governing body) of Purchaser authorizing this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby;
          (iv) the Assumption Agreement duly executed by Purchaser in favor of the Sellers;
          (v) the Assignment and Bill of Sale, duly executed and acknowledged by Purchaser and, with respect to the Indian Entity Minority Interest, Purchaser’s designee (which may not be Purchaser);
          (vi) the Post-Closing Cooperation Agreement, duly executed by the Purchaser;
          (vii) the Post-Closing Servicing Agreement, duly executed by the Purchaser; and
          (viii) such other documents and instruments as may be reasonably required to consummate the transactions contemplated by this Agreement and the Transaction Agreements, including any necessary documentation to cause the Transfer and assumption of the Leases.

     (c) Deliveries by the Company at the Closing. At the Closing, the Company will deliver, or cause to be delivered, to Purchaser the following:
          (i) the certificate to be delivered by the Company pursuant to Section 10.02(c);
          (ii) a certificate of an officer of each of the Sellers, given by such officer on behalf of such Seller, and not in such officer’s individual capacity, certifying as to the governing documents of such Seller, and as to resolutions of the board of directors (or equivalent governing body) of such Seller authorizing this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby;
          (iii) certificates representing the Indian Entity Equity Interests duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer tax stamps, if any, affixed;
          (iv) the Assumption Agreement, duly executed by each of the Sellers;
          (v) the Assignment and Bill of Sale, duly executed and acknowledged by each of the Sellers in favor of Purchaser;
          (vi) the Post-Closing Cooperation Agreement, duly executed by each of the Sellers in favor of Purchaser;
          (vii) the Post-Closing Servicing Agreement, duly executed by the Company in favor of Purchaser;
          (viii) a certificate signed by each of the Sellers dated as of the Closing Date, in the form required by the Treasury Regulations issued under Section 1445 of the Code, to the effect that such Seller is not a foreign person for purposes of Section 1445 of the Code;
          (ix) five duly executed Internal Revenue Service Forms 8023 with respect to the acquisition of Option One Advance Corporation; and
          (x) such other documents and instruments as may be reasonably required to consummate the transactions contemplated by this Agreement and the Transaction Agreements, including any necessary documentation to cause the Transfer and assumption of the Leases.
     1.06. Closing Date Cash Payment Adjustment. (a) Estimate Statement. No less than five Business Days prior to the Closing Date, the Company, as representative of the Sellers, will provide Purchaser a statement (the “Estimate Statement”) with the Company’s good faith estimate of (i) the Closing Specified Net Assets (such estimate, the “Estimated Closing Specified Net Assets”), (ii) the Delinquency Adjustment (such estimate, the “Estimated Delinquency Adjustment”), (iii) the MERS Adjustment (the “Estimated MERS Adjustment”), (iv) Tax Contract

Adjustment (the “Estimated Tax Contract Adjustment”) and the calculation of the Closing Date Cash Payment. The Estimate Statement will be prepared by the Company on an unaudited basis. The presentation of the Estimated Closing Specified Net Assets will be in the same form as that utilized in the Sample Statement, and utilizing the same accounting principles, practices, methodologies and policies utilized in the preparation of the Sample Statement (collectively, the “Accounting Principles”).
     (b) Final Statement. No later than 60 days after the Closing Date, Purchaser will cause to be prepared and delivered to the Company a statement (as finally determined pursuant to this Section 1.06, the “Final Statement”) that sets forth (i) the Closing Specified Net Assets (as finally determined pursuant to this Section 1.06, the “Final Closing Specified Net Assets”), (ii) the Delinquency Adjustment (as finally determined pursuant to this Section 1.06, the “Final Delinquency Adjustment”), (iii) the MERS Adjustment (as finally determined pursuant to this Section 1.06, the “Final MERS Adjustment”), (iv) Tax Contract Adjustment (as finally determined pursuant to this Section 1.06, the “Final Tax Contract Adjustment”), and Purchaser’s calculation of the Final Cash Payment. The Final Statement will be prepared by Purchaser on an unaudited basis. The presentation of the Closing Specified Net Assets will be in the same form as that utilized in the Sample Statement, utilizing the Accounting Principles. If the Company disagrees with Purchaser’s calculation of any of the items in the Final Statement as delivered by Purchaser, the Company may, within 30 days after delivery of the Final Statement by Purchaser, deliver a written notice to Purchaser that specifies the items or amounts disputed and sets forth the basis therefor in reasonable detail (an “Objection Notice”). The Company shall be deemed to have agreed with all items and amounts for which no Objection Notice is delivered within such 30-day period. If an Objection Notice is delivered by the Company, Purchaser and the Company will, during the 30 days following delivery of the Objection Notice, cooperate in good faith with the objective of jointly agreeing on a calculation of the Final Cash Payment. For purposes of complying with the terms set forth in this Section 1.06, each Party will cooperate with and make available to the other Party and its representatives all information, records, data and working papers, and will permit access to its facilities and personnel, as may reasonably be required in connection with the preparation and analysis of the calculations of the Final Cash Payment, including with respect to any valuations or calculations to be performed in connection therewith. If the Purchaser and the Company are able to agree upon a calculation of the Final Cash Payment, Section 1.06(c) will not apply and the relevant party will make the payments contemplated by Section 1.06(d)-(f), as applicable. If they are unable so to agree, then Section 1.06(c) will apply.
     (c) Dispute. If the Company and Purchaser are unable to agree upon the calculation of the Final Cash Payment within the 30-day period following the delivery of an Objection Notice by the Company, then Purchaser and the Company jointly will engage the Accounting Firm to resolve the matter. Promptly, but in no event later than 30 days following its engagement, the Accounting Firm will determine, based solely on written submissions by Purchaser and the Company, only those issues in dispute and will render a written report as to the resolution of the dispute and the resulting computation of the Final Cash Payment. In resolving any disputed item, the Accounting

Firm will consider only those items or amounts in the Final Statement as to which the Company has disagreed, and the Accounting Firm will be bound by the provisions of this Section 1.06 and may not assign a value to any item greater than the greatest value for such item claimed by either Party or lower than the lowest value for such item claimed by either Party. The fees and expenses of the Accounting Firm will be allocated to and borne by Purchaser and the Company based on the percentage of the amount that is in dispute that is resolved in favor of each such Party. For example, if the total amount in dispute is $1,000 and the Accounting Firm awards $600 in favor of the Company’s position, 60% of the fees and expenses of the Accounting Firm would be borne by Purchaser and 40% of the fees and expenses of the Accounting Firm would be borne by the Company.
     (d) Downward Adjustments. If the Final Cash Payment is less than the Closing Date Cash Payment, then the Sellers will pay or cause to be paid to Purchaser by wire transfer of immediately available funds to an account designated in writing by Purchaser an amount in cash equal to such shortfall. Such payment will be made within five Business Days of the date on which the Final Cash Payment is determined as aforesaid. For purposes of this Agreement, the “Final Cash Payment” means the sum of (i) the Fixed Price Component plus (b) an amount equal to the Final Closing Specified Net Assets, minus (c) an amount equal to the Final Delinquency Adjustment, minus (d) an amount equal to the Final MERS Adjustment, and minus (e) an amount equal to the Final Tax Contract Adjustment.
     (e) Upward Adjustments. If the Final Cash Payment is greater than the Closing Date Cash Payment, then Purchaser will pay or cause to be paid to the Company, as representative of the Sellers, by wire transfer of immediately available funds to an account designated in writing by the Company an amount in cash equal to such excess. Such payment will be made within five Business Days of the date on which the Final Cash Payment is determined as aforesaid.
     (f) Interest. Any amount required to be paid pursuant to Section 1.06(d) or (e) will bear interest from and including the Closing Date to but excluding the actual date of payment at the Reference Rate compounded quarterly. Such interest will be payable at the same time as the payment to which it relates and will be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.
     1.07. Allocation of Final Cash Payment. (a) Within 60 days after any payment pursuant to Section 1.06(d) or (e) is made, Purchaser will prepare and deliver to the Sellers an allocation of the Closing Date Cash Payment (plus Assumed Liabilities and the Post-Closing Payments) among the Purchased Assets in accordance with Section 1060 of the Code and an allocation of the aggregate deemed sales price (as defined in Section 1.338-4 of the Treasury Regulations) among the assets of Option One Advance Corporation pursuant to the regulations promulgated under Section 338 of the Code (the “Allocation Schedules”).

     (a) If the Sellers do not object to the Allocation Schedules within 30 days of the Sellers’ receipt of the Allocation Schedules, the Allocation Schedules will become final and binding on all Parties. If the Sellers object in writing within such 30-day period to any item in the Allocation Schedules, the Parties will negotiate in good faith to resolve the dispute. If they cannot resolve the dispute within 15 days, the Parties will engage the Accounting Firm. As promptly as practicable thereafter, but in any event within 30 days of engaging the Accounting Firm, Purchaser and the Sellers will each prepare and submit a presentation detailing each Party’s complete statement of proposed resolution of the dispute to the Accounting Firm. As soon as practicable thereafter, but in any event within 30 days of the submission of the Parties’ presentations to the Accounting Firm, Purchaser and the Sellers will cause the Accounting Firm to choose one of the Parties’ positions or a compromise position determined by the Accounting Firm, based solely upon the presentations by Purchaser and the Sellers. The Parties will share the expenses of the Accounting Firm equally. All determinations made by the Accounting Firm will be final, conclusive and binding on the Parties.
     (b) Neither the Sellers nor Purchaser will file any Tax Return, including IRS Forms 8594 or 8883, or take a position with a Taxing Authority, that is inconsistent with this Section 1.07.
     1.08. Collection of Specified Other Advances. From the Closing Date until the 6-month anniversary of the Closing Date, Purchaser will use commercially reasonable efforts to collect the Specified Other Advances owed to the Sellers; provided, however, that Purchaser will not be required (i) to threaten or institute legal proceedings, or (ii) to employ a collection agency to collect such Specified Other Advances, unless in the case of both (i) and (ii), OOMC agrees promptly to reimburse Purchaser for any out-of-pocket expenses reasonably incurred by Purchaser in connection with such efforts. Purchaser will pay to the Company, as representative of the Sellers, the amount of any such Specified Other Advances collected (less any out-of-pocket costs reasonably incurred by Purchaser in the collection of such Specified Other Advances) during each calendar month during such period on the 15th day of the following month. Purchaser and Sellers agree that all sums collected by Purchaser from any Person who is obligated with respect to both Purchaser’s accounts receivable and any Specified Other Advances owed to Sellers after the Closing will be applied to the specific invoice referenced on such Person’s payment or remittance; provided, however, that if no specific invoice is referenced on such payment or remittance, Purchaser will apply such payment or remittance in accordance with the likely intent of such Person as reasonably jointly determined by Purchaser and Sellers, acting in good faith.
     1.09. Non-Consent Servicing Assets. (a) With respect to any Non-Consent Servicing Agreements, Sellers will deliver the requisite notice to the trustee or other applicable counterparty under such Servicing Agreement on or before the Closing Date, indicating that the Sellers resign as the servicer under such Servicing Agreement.

     (b) With respect to any Non-Consent Servicing Agreement, Purchaser will, at the option of the Company, act as a subservicer and perform all of the servicing obligations under such Non-Consent Servicing Agreement (including making any required servicing advances thereunder) for up to 120 days after the Closing, and will be entitled to receive all of the servicing fees payable to the servicer under such Non-Consent Servicing Agreement in respect of services performed during such period as provided under the Non-Consent Servicing Agreement.
     (c) The Sellers shall be entitled to receive 100% of any Non-Consent Servicing Advances collected in respect of the Non-Consent Servicing Agreements. During the period in which Purchaser is acting as a subservicer as contemplated by Section 1.09(b), servicing advances will be collected and promptly distributed by Purchaser on a last-in-first-out basis (which, for the avoidance of doubt, means that, for any recovery of servicing advances in respect of a Mortgage Loan or pool of Mortgage Loans received by Purchaser, Purchaser will (i) first be entitled to retain for its own account an amount equal to the then-outstanding servicing advance balance on servicing advances made by Purchaser in respect of such Mortgage Loan or pool of Mortgage Loans, and (ii) then promptly remit to Seller any remaining portion of such recovery against any remaining Non-Consent Servicing Advance balance in respect of such Mortgage Loan or pool of Mortgage Loans, until the Non-Consent Servicing Advance balance in respect of such Mortgage Loan or pool of Mortgage Loans has been paid in full, or the servicing in respect of such Mortgage Loan or pool of Mortgage Loans is transferred to a successor, as provided in the following sentence). Upon the transfer of the servicing of any Mortgage Loan or pool of Mortgage Loans serviced under a Non-Consent Servicing Agreement to a successor servicer and following payment of all servicing advances made by Purchaser in respect of such Mortgage Loan or pool of Mortgage Loans, Sellers will be entitled to any payment made in respect of the then-remaining balance of the Non-Consent Servicing Advances in respect of such Mortgage Loan or pool of Mortgage Loans, if any.
     (d) If a Servicing Agreement is a Non-Consent Servicing Agreement, it will be treated as provided in Section 1.09, and neither Section 1.10 nor Section 1.11 will apply to it.
     1.10. Ineligible Advances. (a) Pending Transfer Advances. In the event that the transfer of any Servicing Agreement related to any Pending Transfer Advances has not occurred as of the Closing Date, Purchaser will assume and perform all of the servicing obligations under such Servicing Agreement (including making any required servicing advances thereunder) until such Servicing Agreement has been transferred to the successor servicer, and will be entitled to receive all of the servicing fees payable to the servicer under such Servicing Agreement in respect of services performed during such post-closing period as provided under such Servicing Agreement. The Sellers will be entitled to receive 100% of any Pending Transfer Advances collected in respect of such Servicing Agreements. During the post-closing period, servicing advances will be collected and distributed on a last-in-first-out basis (and for purposes of this Section 1.10, the phrase “last-in first-out basis” will be interpreted in the same manner as in Section 1.09(c)), Purchaser will promptly remit to

Seller any payments in respect of Pending Transfer Advances that it collects (until the Pending Transfer Advance balance has been paid down in full or the relevant Servicing Agreement is transferred, as described in the following sentence). Upon the transfer of the servicing to a successor servicer and following payment of all servicing advances made by Purchaser, Sellers shall be entitled to any payment made in respect of the then-remaining balance of the Pending Transfer Advances, if any.
          (b) Whole Loan Advances. With respect to any Servicing Agreements relating to Whole Loan Advances, Sellers will deliver the requisite notice to the trustee or other applicable counterparty under such Servicing Agreement on or before the Closing Date, indicating that the Sellers resign as the servicer under such Servicing Agreement. With respect to any Servicing Agreement, Purchaser will, at the option of the Company, act as a subservicer and perform all of the servicing obligations under such Servicing Agreement (including making any required servicing advances thereunder) for up to 120 days after the Closing, and will be entitled to receive all of the servicing fees payable to the servicer under such Servicing Agreement in respect of services performed during such period as provided under the Servicing Agreement. The Sellers shall be entitled to receive 100% of the Whole Loan Advances collected in respect of such Servicing Agreements. During the period in which Purchaser is so acting as a subservicer, servicing advances will be collected and distributed on a last-in-first-out basis, and following payment of all servicing advances made by Purchaser, Purchaser will promptly remit to Seller any Whole Loan Advances that it collects in its capacity as the subservicer (until the Whole Loan Advance balance has been paid in full, or the servicing is transferred to a successor, as provided in the following sentence). Upon the transfer of the servicing to a successor servicer and following payment of all servicing advances made by Purchaser, Sellers will be entitled to any payment made in respect of the then-remaining balance of the Whole Loan Advances, if any.
          1.11. Seller-Financed Advances. In connection with the Seller Financed Advances, the Parties hereto will comply with the obligations set forth in Section 1.11 of the Disclosure Letter, which is incorporated herein by reference.
II. REPRESENTATIONS AND WARRANTIES OF THE SELLERS
     The Sellers hereby jointly and severally represent and warrant to Purchaser that, except as set forth in the applicable section of the Disclosure Letter:
          2.01. Organization. Each Seller and the Indian Entity is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and is duly qualified to do business and is in good standing (where such concept exists) as a foreign corporation in each jurisdiction set forth in Section 2.01 of the Disclosure Letter and in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so organized, qualified or in good standing or to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has made available to Purchaser a correct and complete copy of the charter and bylaws, or other governing documents, of each Seller and the Indian Entity, as amended to the date of this Agreement, and each such document is in full force and effect.
     2.02. Authority; Enforceability. Each Seller has the requisite corporate power and authority to execute and deliver this Agreement and each of the Transaction Agreements with respect to which such Seller is a party, to perform such Sellers’ obligations hereunder and thereunder, as the case may be, and to consummate the transactions contemplated hereby and thereby, as the case may be. The execution, delivery and performance of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of each Seller, and no other corporate action on the part of any such Seller or such Seller’s board of directors (or the equivalent thereof) or shareholders is necessary pursuant to its governing documents or the Laws of its jurisdiction of organization to authorize this Agreement or the Transaction Agreements, as applicable, or to consummate the transactions contemplated hereby or thereby, as applicable. This Agreement has been duly executed and delivered by each Seller, and each Transaction Agreement will be duly executed and delivered by each Seller to the extent a party thereto and, assuming due authorization, execution and delivery by Purchaser, constitutes or will constitute a legal, valid and binding agreement of each Seller, enforceable against such Person in accordance with its terms, subject to the General Enforceability Exceptions.
     2.03. Non-Contravention. The execution, delivery and performance of this Agreement by each Seller, and of the Transaction Agreements by each Seller to the extent a party thereto, and the consummation of the transactions contemplated hereby and thereby and the compliance by each Seller with the applicable terms and conditions hereof or thereof, do not and will not conflict with or violate, result in a material breach or default (or an event which with notice or the passage of time or both would become a material breach or default) under, give rise to a right of termination, cancellation, acceleration of any material obligation or loss of any material benefit under, result in the creation of any Liens (other than Permitted Liens) upon any of the Purchased Assets, or result in the grant of any license or other rights to any third Person with respect to any Business Intellectual Property under (a) the organizational or governing documents of such Seller, (b) assuming that all Required Regulatory Approvals have been obtained or made, as applicable, any Law or Governmental Order applicable to such Seller or by which any of the Purchased Assets is bound, (c) any Material Contract, or (d) any Permit.
     2.04. Governmental Consents. The execution, delivery and performance by the Sellers of this Agreement and the Transaction Agreements and the consummation by the Sellers of the transactions contemplated hereby and thereby, as applicable, does not and will not require any material consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (a) those listed on Section 2.04 of the Disclosure Letter and (b) those that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the transactions contemplated hereby.

     2.05. Indian Entity; OOAC; Investments. (a) Except for the Indian Entity Equity Interests, there are no shares of capital stock or other equity securities of the Indian Entity issued, reserved for issuance or outstanding. The Indian Entity Equity Interests are duly authorized, validly issued, fully paid and nonassessable and not subject to any purchase option, call option, right of first refusal, preemptive right or subscription right or any other Contract to which the Indian Entity or any Seller is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of the Indian Entity having the right to vote (or convertible into, or exchangeable for, securities having the right to vote). There are not any options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, Contracts or undertakings of any kind to which the Indian Entity is a party or by which it is bound (i) obligating the Indian Entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Indian Entity or (ii) obligating the Indian Entity to issue, grant, extend or enter into any such option, warrant, call, right, unit, Contract or undertaking.
     (b) Other than this Agreement, the Indian Entity Equity Interests are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition, as applicable, of the Indian Entity Equity Interests.
     (c) Sellers established the Option One Trust in connection with the Seller Advance Facility and Sellers are transferring to Purchaser all of the residual equity interests of the Option One Trust. There are no other interests in the Option One Trust other than those set forth in the Option One Indenture.
     (d) Except for the OOAC Stock, there are no shares of capital stock or other equity securities of Option One Advance Corporation issued, reserved for issuance or outstanding. The OOAC Stock is duly authorized, validly issued, fully paid and nonassessable and not subject to any purchase option, call option, right of first refusal, preemptive right or subscription right or any other Contract to which any Acquired Entity or any Seller is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of the Option One Advance Corporation having the right to vote (or convertible into, or exchangeable for, securities having the right to vote). There are not any options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, Contracts or undertakings of any kind to which Option One Advance Corporation is a party or by which it is bound (i) obligating Option One Advance Corporation to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Option One Advance Corporation or (ii) obligating Option One Advance Corporation to issue, grant, extend or enter into any such option, warrant, call, right, unit, Contract or undertaking. Other than this Agreement, the OOAC Stock is not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition, as applicable, of the OOAC Stock.
     (e) Other than the Indian Entity Equity Interests, the OOAC Stock and the residual interests in Option One Advance Trust 2007-ADV2, the Purchased Assets do not include any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person, or any Contracts that require any Seller or Acquired Entity to make any investments (in the form of a loan, capital contribution or otherwise).
     2.06. Financial Statements. (a) Section 2.06(a) of the Disclosure Letter sets forth a true and correct copy of the Financial Statements.
     (b) The Financial Statements (i) have been prepared, in all material respects, in accordance with GAAP applied on a consistent basis as at the dates and for the periods presented (except (A) for the absence of footnote disclosures and year-end adjustments, (B) the allocations of costs from the Company and its ultimate parent entity (the “UPE”) have been made in accordance with the historical intercompany allocation practices of Sellers’ UPE and do not necessarily approximate the costs which the Company would make as a separate stand-alone business, (C) none of the assets reflected in the Business Balance Sheet has been tested for impairment or otherwise adjusted to fair value as of the Balance Sheet Date, and (D) the pro forma adjustments and other adjustments expressly set forth in the Business Balance Sheet) and (ii) subject to the foregoing, present fairly, in all material respects, the financial position and the results of operations and cash flows of the Business on a consolidated basis as at the dates and for the periods presented.
     2.07. Subsequent Events. Since the Balance Sheet Date, until the date hereof, the Sellers and the Indian Entity have conducted the Business in the ordinary course and no event has occurred which would have constituted a breach of Section 4.01 hereof had such Section applied since January 31, 2008.
     2.08. Taxes. (a) With respect to the Purchased Assets, each of the Sellers and their Affiliates has timely paid, or made provision to pay, all Taxes that include or relate to the Purchased Assets that are required to have been paid on or prior to the date hereof or the nonpayment of which would result in a Lien on any Purchased Asset. There are no Liens for Taxes (other than Permitted Liens) upon the Purchased Assets. As of the date of this Agreement, there are no audits, claims or controversies pending or, to Sellers’ Knowledge, threatened with respect to the Business in respect of any Tax.
     (b) The Indian Entity and Option One Advance Corporation have filed all material Tax Returns that they were required to file and have paid all Taxes in respect of such Tax Returns (whether or not shown thereon as due and owing). All such Tax Returns were correct and complete in all material respects. Neither the Indian Entity nor Option One Advance Corporation has agreed to any extension or waiver of the statute of limitations applicable to any Tax Return, or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired. Neither the Indian Entity nor Option One Advance Corporation is a party to any Tax allocation or Tax sharing agreement; provided, however, leases and other contracts that provide tangentially for an allocation or apportionment of property Tax liabilities generated or related to such leases will not constitute Tax allocation or Tax sharing agreements. As of the date of this Agreement, there is no audit, claim or controversy currently pending or threatened in writing with respect to the Indian Entity or Option One Advance Corporation in respect of any Tax. Neither the Indian Entity nor Option One Advance Corporation (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or (ii) has any liability for Taxes of any other Person under any provision of applicable Law, as a transferee or successor, by contract or otherwise.
     2.09. Litigation. There is no material Action pending or, to Sellers’ Knowledge, threatened against any of the Sellers or the Indian Entity arising out of or relating to the conduct of the Business or any of the Purchased Assets. None of the Sellers nor the Indian Entity is a party or is subject to, or otherwise bound by, any Governmental Order relating to the conduct of the Business or any of the Purchased Assets.
     2.10. Compliance with Law; Permits. The Business is being conducted in compliance in all material respects with all Laws (including any Laws relating to personally identifiable information), and no investigation or review by any Governmental Authority with respect to the Business that would reasonably be expected to adversely affect the Business in a material respect is pending or, to Sellers’ Knowledge, threatened.
     (b) The Sellers and the Indian Entity have all material Permits and have filed or caused to be filed all reports, notifications and filings with, and have paid all regulatory fees to, the applicable Governmental Authority necessary to maintain all of such material Permits in full force and effect.
     2.11. Employee Benefits. (a) (i) Section 2.11 of the Disclosure Letter sets forth a correct and complete list identifying each material Employee Plan (as defined in the next sentence). Each bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, employment, consulting, change of control, disability, death benefit, hospitalization, medical insurance, life insurance, welfare, severance, tax gross up, retention, flexible spending account, dependent care, educational assistance, perquisite, fringe benefit or other employee benefit plan, agreement, arrangement or understanding that is maintained, administered or contributed to by the Sellers or their Affiliates and that covers any Employee or eligible spouse, dependent or beneficiary thereof are referred to collectively herein as the “Employee Plans.”
          (ii) Section 2.11 of the Disclosure Letter separately identifies each Assumed Plan. Section 2.11 of the Disclosure Letter shall be updated prior to the

Closing Date to include and separately identify the employment agreements applicable to Employees that Purchaser identifies in writing to Sellers having received offers of employment or, with respect to Employees of the Indian Entity, who will continue in, Purchasers’ employment immediately following the Closing Date. A complete and correct copy of (i) each Assumed Plan and (ii) each such employment agreement has been provided to Purchaser or will be provided to Purchaser prior to the Closing Date.
          (iii) True and correct copies or summaries of each Employee Plan have been made available to Purchaser in the Data Room.
     (b) (i) Each Assumed Plan has been maintained, operated, registered and administered in compliance in all material respects with its terms and applicable Laws.
          (ii) All Employee Plans are in compliance in all material respects with ERISA (to the extent such Employee Plans are subject to ERISA), the Code or other applicable Law.
          (iii) There are no pending or, to Sellers’ Knowledge, threatened, material Actions relating to the Assumed Plans (other than claims for benefits under such plans in the ordinary course for which no controversy exists).
          (iv) With respect to the Employee Plans, no event has occurred and there exists no condition or set of circumstances in connection with which any Seller could be subject to any material Liability under ERISA, the Code or any other applicable Law.
     2.12. Labor Relations. (a) No Employees are represented by any labor organization; no labor organization or group of Employees has made a pending demand for recognition or certification to any Seller or the Indian Entity, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority relating to any Seller or the Indian Entity. No labor strike, or similarly organized work stoppage, slowdown or dispute is pending or, to Sellers’ Knowledge, threatened that involves any Employees.
     (a) None of the Sellers nor the Indian Entity has committed any unfair labor practice, and there is no material charge or complaint against any Seller or the Indian Entity by the National Labor Relations Board or similar Governmental Authority pending or, to Sellers’ Knowledge, threatened. There is no material charge of discrimination in employment or employment practices that has been asserted or is now pending or, to Sellers’ Knowledge, threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority against any Seller or the Indian Entity in any jurisdiction in which Employees are located.
     2.13. Real Property. (a) None of the Sellers nor the Indian Entity own any real property used in connection with the Business.

     (b) Section 2.13(b) of the Disclosure Letter sets forth the address of each Leased Real Property. The Company has made available to Purchaser in the Data Room correct and complete copies of all of the Leases and any and all material ancillary documents pertaining thereto and to which any Seller is a party or is bound. Each Lease is in full force and effect and is enforceable against the lessor that is party thereto in accordance with its terms, subject to the General Enforceability Exceptions. None of the Sellers nor the Indian Entity nor, to Sellers’ Knowledge, any other party is in material breach or default under any Lease, and no event has occurred that would constitute a material breach or default (or an event which, with notice or the passage of time or both, would become a material breach or default) under any Lease by any Seller, the Indian Entity or, to Sellers’ Knowledge, any other party.
     (c) The leasing, occupancy or use of the Leased Real Property is not in violation in any material respect of any Law, including any building, zoning or other Law. No Seller has received any notice, with respect to any part of the Leased Real Property, of (i) any violation of any zoning, subdivision or building Law applicable thereto, (ii) taking or intent to take by eminent domain any part of such property, or (iii) commencement of enforcement proceedings with respect to delinquent Taxes.
     2.14. Intellectual Property. (a) Section 2.14(a) of the Disclosure Letter sets forth a correct and complete list of each item of Business Intellectual Property that is registered with, or is the subject of an application for registration with, any Governmental Authority, indicating for each such item: (i) the applicable registration or application number; (ii) the applicable registering or filing jurisdiction; (iii) the applicable registration or application date; and (iv) the applicable record owner. Section 2.14(a) of the Disclosure Letter also sets forth a correct and complete list of all material unregistered Marks and Domain Names included with the Business Intellectual Property and the Internet domain name registrar of each such Domain Name. A Seller or the Indian Entity is the sole and exclusive owner of all right, title and interest in and to each item of Business Intellectual Property listed or that should be listed in Section 2.14(a) of the Disclosure Letter, free and clear of any Liens (other than Permitted Liens). A Seller or the Indian Entity is the sole and exclusive owner of, or has the valid and continuing right to use, sell, license and otherwise commercially exploit (pursuant to a license, sublicense, agreement or other permission), as the case may be, all other Business Intellectual Property as the same is used, sold, licensed and otherwise commercially exploited in the Business as presently conducted. No item of Business Intellectual Property is licensed by any Seller or the Indian Entity to any third party, except for such licenses listed in Section 2.15(a)(7) of the Disclosure Letter. To Sellers’ Knowledge, the Business Intellectual Property, and all of the Sellers’ and the Indian Entity’s rights in and to the Business Intellectual Property, are valid and enforceable.
     (b) To Sellers’ Knowledge, (i) no Person is infringing, violating, misusing or misappropriating any Business Intellectual Property, and no claims of infringement, violation, misuse or misappropriation have been made against any Person by any Seller or the Indian Entity and (ii) none of the Business Intellectual Property or the conduct or operation of the Business infringes, violates, misuses or constitutes misappropriation or results from the misappropriation of any Intellectual Property or other rights of any Person.
     (c) Sellers and the Indian Entity have taken reasonable measures to protect the secrecy, confidentiality and value of all Business Intellectual Property (and any confidential information owned by a third Person to whom any Seller or the Indian Entity has a confidentiality obligation pursuant to a written confidentiality agreement, non-disclosure agreement or other written agreement containing confidentiality obligations (excluding any Loan Sale Servicing Agreements and Securitization Servicing Agreements listed on Section 2.15(a) of the Disclosure Letter, the compliance of which by Sellers and the Indian Entity is addressed in Section 2.15)), which measures are reasonable in the industry in which the Sellers and the Indian Entity operate, and have a corporate policy addressing confidentiality that is applicable to all officers, directors and employees with access to any Business Intellectual Property. A copy of this policy is included in Section 2.14(c) of the Disclosure Letter. No material Trade Secret included in the Business Intellectual Property has been authorized to be disclosed or, to the Sellers’ Knowledge, has been actually disclosed by any Seller or the Indian Entity to any employee, consultant or independent contractor of any Seller or the Indian Entity or any third Person other than pursuant to a written non-disclosure agreement restricting the disclosure and use of such Trade Secret. Since April 30, 2006, each consultant and independent contractor of any Seller or the Indian Entity involved in the creation or development of any Business Intellectual Property or any other Intellectual Property created or developed for or on behalf of any Seller or the Indian Entity and primarily related to the Business has entered into a written non-disclosure and assignment agreement with the applicable Seller or the Indian Entity in a form provided to the Purchaser prior to the date hereof.
     (d) Section 1.01(a)(x) of the Disclosure Letter sets forth a correct and complete list of (i) all software owned by, or developed by or for, any Seller or the Indian Entity and (ii) all software not exclusively owned by Sellers or the Indian Entity (excluding such software licensed to a Seller or the Indian Entity under a shrink-wrap or click-through agreement through commercial distributors or in consumer retail stores for a license fee of no more than $50,000). Except with respect to licenses of commercial “off-the-shelf” software, none of the Sellers nor the Indian Entity is required or obligated to make any payments by way of royalties, fees or otherwise or provide any other consideration of any kind, to any owner or licensor of, or other claimant to, any Intellectual Property with respect to the use thereof or in connection with the conduct of the Business as currently conducted.
     (e) None of the Sellers nor the Indian Entity (i) has licensed to any third Person, any source code or related materials for any software developed by or for the Sellers or the Indian Entity or (ii) is currently a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating any Seller or the Indian Entity to enter into a source code escrow Contract or other Contract) requiring the deposit of source code or related materials for any such software. None of the Sellers nor the Indian Entity has incorporated any “open source,” “freeware,” “shareware” or other software having similar licensing or distribution models (“Open Source”) in, or used any Open Source in connection with, any software developed, licensed, distributed or otherwise exploited by or for any Seller or the Indian Entity in a manner that requires the contribution or disclosure to any third Person, including the Open Source community, of any source code of such software developed, licensed, distributed or otherwise exploited by or for any Seller or the Indian Entity. To the Sellers’ Knowledge, other than pursuant to the written non-disclosure agreements that restrict the disclosure and use of any source code or related materials for any software developed by or for the Sellers or the Indian Entity and that are listed in Section 2.14(e) of the Disclosure Letter, neither Sellers nor the Indian Entity have provided any such source code or materials to any Person, or otherwise permitted or made available any access thereto or use thereof.
     (f) The Servicing IT Systems are adequate in all material respects for their intended use in the operation of the Business as currently conducted, and are in good working condition (normal wear and tear excepted). There has not been any material malfunction with respect to any Servicing IT Systems that has not been remedied or replaced in the three-year period prior to the date hereof. A Seller or the Indian Entity is the sole and exclusive owner of all right, title and interest in and to all Servicing IT Systems (excluding any third party software included in Licensed Intellectual Property), free and clear of any Liens (other than Permitted Liens).
     (g) Section 2.14(g) of the Disclosure Letter sets forth a correct and complete list of all Names used in the operation of the Business.
     (h) Each Seller and the Indian Entity has established privacy compliance policies, and a copy of each such privacy policy has been provided to the Purchaser prior to the date hereof. Since April 30, 2006, none of the Sellers nor the Indian Entity has received any written complaint alleging that any Seller or the Indian Entity has violated its privacy policies in the conduct of the Business.
     (i) Except as would not adversely affect the Business in a material respect, all necessary registration, maintenance, renewal and other relevant filing fees in connection with any of the Business Intellectual Property owned or claimed to be owned by, or exclusively licensed to, any Seller or the Indian Entity that is the subject of a registration or pending application have been timely paid, and all necessary documents, certificates and other relevant filings in connection with such Business Intellectual Property have been timely filed with the relevant Governmental Authorities in the applicable jurisdictions for the purpose of maintaining such Business Intellectual Property and all registrations and applications therefor.
     2.15. Material Contracts. (a) Section 2.15(a) of the Disclosure Letter lists or describes all Material Contracts. The term “Material Contracts” means all of the following types of executory Contracts relating primarily to the Business and to which any Seller or the Indian Entity is a party or by which any Seller or the Indian Entity or any Purchased Assets are bound or otherwise subject as of the date hereof (other than (i) agreements related to employee benefits and employment agreements (which are provided for in Section 2.11) and (ii) the Leases and other Contracts relating to real estate (which are provided for in Section 2.13):
     (i) (A) any joint venture, partnership, strategic alliance, limited liability company, and any other similar Contract involving a sharing of profits or losses, costs or Liabilities to which any Seller or the Indian Entity is a party or bound or (B) any other Contract that relates to the formation, creation, operation, management or control of any Person (other than a wholly-owned Subsidiary) that is a legal entity to which any Seller or the Indian Entity is a party or bound;
     (ii) each Contract that is reasonably expected to require the payment by, or to, the Sellers or the Indian Entity of more than $500,000, in the aggregate, during any 12-month period;
     (iii) stock purchase agreements, asset purchase agreements and other acquisition or divestiture agreements relating to the acquisition, lease or disposition by the Sellers or the Indian Entity of material assets and properties or any capital stock or other equity interest of the Sellers or the Indian Entity, in each case under which any Seller or the Indian Entity has any executory indemnification obligations;
     (iv) all Contracts that (A) limit, or purport to limit, the ability of any Seller or the Indian Entity to compete in any line of business or with any Person or to operate in any geographic area or during any period of time or (B) contains a minimum commitment or “take-or-pay” obligation of, grant of “most favored nation” status or grant of “preferred pricing arrangements” by any Seller or the Indian Entity (including any Contract pursuant to which any Seller or the Indian Entity is party or bound that imposes any such obligation on any of their current or future Affiliates);
     (v) any Contract that (A) grants any right of first refusal or first offer or similar right or that could require the disposition of any material assets of any Seller or the Indian Entity or (B) limits the payment of dividends or other distributions by any Seller or the Indian Entity;
     (vi) any Contract containing any covenant limiting the freedom of any Seller or the Indian Entity to solicit for employment or hire Persons for employment or consultancy (including any Contract pursuant to which any Seller or the Indian Entity is party or bound that imposes any such obligation on any of their current or future Affiliates);
     (vii) any Loan Sale Servicing Agreement and Securitization Servicing Agreement;
     (viii) all Contracts relating to Indebtedness of any Seller or the Indian Entity in excess of $500,000, other than loans to direct or indirect wholly-owned Subsidiaries made in the ordinary course of business;

          (ix) any Contract providing for “earn-out” or other similar contingent payment obligations, in each case that after the date hereof would reasonably be likely to result in any payments by Sellers or the Indian Entity;
          (x) (A) any Contract involving Licensed Intellectual Property, except licenses for “off-the-shelf” commercially available software used pursuant to shrink-wrap or click-through license agreements for a license fee of no more than $50,000 and (B) any Contract granting a license or other permission or covenant not to assert under any Business Intellectual Property;
          (xi) any settlement agreement entered into since April 30, 2005, other than (A) releases immaterial in nature or amount entered into with Former Employees or independent contractors in the ordinary course of business in connection with the routine cessation of such employee’s or independent contractor’s employment or (B) settlement agreements for cash only that do not exceed $100,000 as to such settlement; and
          (xii) any settlement agreement, assurance of discontinuance, consent agreement or similar Contract with any Governmental Authority pertaining to the conduct of the Business, and any other Contract entered into with any Governmental Authority other than in the ordinary course of business.
     (b) The Sellers have delivered or made available to Purchaser a correct and complete copy of each Material Contract. Each Material Contract set forth in Section 2.15(a) of the Disclosure Letter is valid, binding and enforceable against a Seller or the Indian Entity, and, to Sellers’ Knowledge, the other parties thereto, in accordance with its terms, subject to the General Enforceability Exceptions. None of the Sellers nor the Indian Entity, nor, to Sellers’ Knowledge, the other parties thereto, is in material breach or violation of, or default under, any such Material Contract.
     2.16. Environmental Matters. Notwithstanding any other representation or warranty contained in this Article II, the representations and warranties contained in this Section 2.16 constitute the sole representations and warranties of the Sellers relating to any Environmental Law. Except as disclosed in Section 2.16 of the Disclosure Letter:
     (a) the Sellers and the Indian Entity, with respect to the Business, are in compliance in all material respects with all applicable Environmental Laws;
     (b) no Seller nor the Indian Entity has received any written claim, demand, notice or citation concerning any violation or alleged violation of, or any Liability or alleged Liability that in either case would be an Assumed Liability under, any applicable Environmental Law by any Seller relating to the Business, except for matters that have been resolved or are no longer outstanding or as would not reasonably be expected to, individually or in the aggregate, result in the Business incurring material costs, expenses or Liabilities under Environmental Laws;

     (c) there are no Governmental Orders outstanding, or any Actions pending or, to Sellers’ Knowledge, threatened, concerning compliance with or Liability that would be an Assumed Liability under any Environmental Law by any Seller or the Indian Entity relating to the Business, except for matters that have been resolved or are no longer outstanding or as would not reasonably be expected to, individually or in the aggregate, result in the Business incurring material costs, expenses or Liabilities under Environmental Laws;
     (d) to Sellers’ Knowledge there is no contamination or current conditions relating to contamination of the Environment at any real property currently or formerly owned, operated, leased or used by or for the Business that would reasonably be expected to result in the Business incurring, individually or in the aggregate, material costs, expenses or Liabilities that would be Assumed Liabilities under Environmental Laws; and
     (e) Sellers have made available to Purchaser in the Data Room copies of all material environmental, health or safety assessments, compliance audits, soil or groundwater investigations or similar reports in their possession, custody or control relating to the Business, including those related to any real property currently owned, operated or leased by the Sellers or the Indian Entity in connection with the Business.
     2.17. Affiliate Transactions. Other than pursuant to employment contracts, relocation agreements, reimbursement agreements and other similar compensation arrangements with Employees, there are no transactions or agreements between (a) any Seller or the Indian Entity, on the one hand, and (b)(i) any Affiliate of any Seller or the Indian Entity, (ii) any Employee, officer, director, stockholder, partner or member of any Seller or the Indian Entity or (iii) to Sellers’ Knowledge, any immediate family member of any individual Person listed in the foregoing clause (b)(ii), on the other hand.
     2.18. Brokers. Except for Lazard Freres & Co. LLC, whose fees and expenses will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement and the Transaction Agreements based upon arrangements made by or on behalf of any Seller or the Indian Entity (other than as will be paid by Sellers prior to the Closing).
     2.19. Loan Servicing. (a) Sellers and the Indian Entity have been and are in compliance in all material respects with all Applicable Requirements. Sellers and the Indian Entity have been and are in compliance in all material respects with the restrictions under the applicable Servicing Agreements on solicitation of existing borrowers for the purposes of refinancing their Mortgage Loans.
     (b) Since April 30, 2006, no Governmental Authority, Investor or private mortgage insurer has provided written notice to any Seller or the Indian Entity claiming that any Seller or the Indian Entity has violated, breached or not complied with any

Applicable Requirements in connection with any Seller’s or the Indian Entity’s servicing activities.
     (c) As of the date specified in the applicable mortgage loan tape, the information set forth in each mortgage loan, mortgage servicing rights and mortgage service advancing tape made available to Purchaser in the Data Room prior to the date hereof in connection with the transactions contemplated by this Agreement is correct and complete in all material respects as of the applicable date specified in such mortgage loan, mortgage servicing rights or mortgage service advance tape.
     (d) The Company has previously made available to Purchaser a correct and complete description of the Company Servicing Policies. The Business is being operated in compliance in all material respects with the Company Servicing Policies.
     2.20. Title to the Purchased Assets; Sufficiency of the Purchased Assets. (a) Sellers have good title to, or a valid leasehold interest in or other right to use, all of the Purchased Assets free and clear of any and all Liens other than Permitted Liens.
     (b) Except for the Excluded Assets, the Purchased Assets comprise all of the assets, properties and services necessary to conduct the Business in all material respects in the manner in which the Business is being conducted by the Sellers as of the date hereof.
     2.21. No Warranty on Legacy IT Systems. With respect to any Legacy IT System included in the Purchased Assets, and notwithstanding anything to the contrary herein, Purchaser acknowledges that Sellers are transferring such Legacy IT Systems “AS IS” without any representations or warranties regarding functionality, performance, use, operation or specifications, and without express or implied representations or warranties of any kind, including the implied warranties of merchantability, fitness for a particular purpose or noninfringement. In no event will Sellers be liable to Purchase for loss of profits, costs of procurement of substitute goods, or other special, indirect or consequential damages with respect to a defect in such Legacy IT System.
     2.22. No Other Representations or Warranties. Except for the representations and warranties of the Sellers expressly set forth in this Agreement and the Transaction Agreements, neither the Sellers nor any other Person makes any other express or implied representation or warranty on behalf of the Sellers with respect to the Sellers, the Indian Entity, the Business or the transactions contemplated by this Agreement and the Transaction Agreements. The representations and warranties made in this Agreement and the Transaction Agreements with respect to the Sellers, the Indian Entity, the Business and the transactions contemplated by this Agreement and the Transaction Agreements are in lieu of all other representations and warranties the Sellers might have given Purchaser, including implied warranties of merchantability and implied warranties of fitness for a particular purpose. Purchaser acknowledges that all other warranties that the Sellers or anyone purporting to represent the Sellers gave or might have given, or which might be provided or implied by applicable Law or commercial practice, with respect to the Sellers, the Indian Entity and the Business, are hereby expressly excluded. Purchaser acknowledges that, except as provided herein, neither the Sellers nor any other Person acting on their behalf will have or be subject to any Liability or indemnification obligation to Purchaser or any other Person acting on its behalf resulting from the distribution in written or oral communication to Purchaser, or use by Purchaser of, any information, documents, projections, forecasts or other material made available to Purchaser in the Data Room, confidential information memoranda or management interviews and presentations in expectation of the transactions contemplated by this Agreement and the Transaction Agreements.
III. REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchaser hereby represents and warrants to each of the Sellers that:
     3.01. Organization. Purchaser is duly organized, validly existing and in good standing under the Laws of the state of its organization, and has the requisite corporate or similar power and authority to own its properties and to carry on its business as presently conducted and is duly qualified to do business and is in good standing (where such concept exists) as a foreign corporation in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so organized, qualified or in good standing or have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Transaction Agreements.
     3.02. Authority; Enforceability. Purchaser has the requisite corporate or other power and authority to execute and deliver this Agreement and the Transaction Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and the Transaction Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary pursuant to its governing documents or the Laws of its jurisdiction of organization to authorize this Agreement or the Transaction Agreements or to consummate the transactions contemplated hereby or thereby. This Agreement and each Transaction Agreement to which Purchaser is a party has been or will be duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by the other parties thereto, constitutes or will constitute a legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the General Enforceability Exceptions.
     3.03. Non-Contravention. The execution, delivery and performance by Purchaser of this Agreement and the Transaction Agreements to which Purchaser is a party, and the consummation of the transactions contemplated hereby and thereby and the compliance by Purchaser with the applicable terms and conditions hereof or thereof, do not and will not conflict with or violate, result in a breach or default (or an event which with notice or the passage of time or both would become a breach or default) under, give rise to a right of termination, cancellation, acceleration of any obligation or loss of any benefit under, or result in the creation of any Liens upon any properties or assets of Purchaser under (a) the organizational or governing documents of Purchaser, (b) assuming that all Required Regulatory Approvals have been obtained or made, as applicable, any Law or Governmental Order applicable to Purchaser or by which any of Purchaser’s properties or assets is bound, (c) any Contract or permit to which Purchaser is a party or by which any of Purchaser’s properties or assets is bound, except for any such conflict, violation, breach, default, loss, right or other occurrence which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby.
     3.04. Governmental Consents. No consent, waiver, authorization, permit, notice or filing is required to be obtained from, or given to, any Governmental Authority in connection with the execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby and thereby, except for (a) the Required Regulatory Approvals and (b) those consents, approvals, authorizations or permits of, actions by, filings with or notifications the failure of which to be made or obtained would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby.
     3.05. Availability of Funds; Financing.
     (a) Subject to the satisfaction of the condition set forth in Section 10.02(d), Purchaser has, and will have at the Closing, cash in an aggregate amount sufficient for Purchaser to pay the Closing Date Cash Payment.
     (b) Purchaser has made available to Sellers a true and correct copy of its audited balance sheet as at November 16, 2007 (the “Purchaser Balance Sheet Date”). Since the Purchaser Balance Sheet Date, Purchaser has not incurred any indebtedness to any third party for borrowed money and, until the Closing, it will not (i) incur any such indebtedness, other than with respect to any advance facility that may be entered into by Purchaser, or (ii) declare any dividend or otherwise distribute or transfer any of its assets to its parent or any non-controlled Affiliate.
     (c) Attached hereto as Exhibit F is a complete and correct copy of the Debt Commitment, whereby Greenwich and DB Structured Products, Inc. have committed, subject to the terms and conditions set forth therein, to provide financing for servicing advances in connection with the transactions contemplated by this Agreement. As of the date hereof, the Debt Commitment has not been amended or modified, no such amendment or modification is contemplated, and none of the commitments contained in the Debt Commitment has been withdrawn or rescinded in any respect. As of the date hereof, the Debt Commitment is in full force and effect and are the valid, binding and enforceable obligations of the Sponsor and Purchaser, and to the knowledge of the Purchaser, the other parties thereto. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the financing contemplated by the Debt Commitment other than as set forth herein or therein. As of the date hereof, to Purchaser’s knowledge, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Purchaser or its Affiliates under the Debt Commitment, and Purchaser has no reason to believe that any of the conditions to the financings contemplated by the Debt Commitment will not be satisfied or that (provided conditions therein are satisfied) any financing will not be made available to Purchaser on the Closing Date pursuant to the Debt Commitment.
     3.06. Investment Intent. Purchaser is acquiring the Indian Entity Equity Interests for its own account, for the purpose of investment only and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable securities Laws.
     3.07. Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement and the Transaction Agreements based upon arrangements made by or on behalf of Purchaser (other than as will be paid by Purchaser).
     3.08. Litigation. There is no Action pending against, or to Purchaser’s Knowledge, threatened against or affecting, Purchaser that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement and the Transaction Agreements.
     3.09. No Other Representations or Warranties. Except for the representations and warranties of Purchaser expressly set forth in this Agreement, neither Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser with respect to Purchaser or the transactions contemplated by this Agreement and the Transaction Agreements.
IV. COVENANTS OF THE SELLERS
     4.01. Conduct of the Business. Except as set forth on Section 4.01 of the Disclosure Letter, from the date of this Agreement until the Closing, the Sellers will, and will cause the Indian Entity to, conduct the Business in the ordinary course and use their respective commercially reasonable efforts to preserve the Business. Without limiting the generality of the foregoing, except as set forth on Section 4.01 of the Disclosure Letter, as required by applicable Law, or as consented to by Purchaser (which consent may not be unreasonably withheld, conditioned or delayed, and in any case Purchaser will indicate in writing to Sellers whether it intends to provide such consent no later than 72 hours after receiving a request for such consent), from the date of this Agreement until the Closing, the Sellers will not, and will cause the Indian Entity not to, as it relates to the Business:

     (a) sell, lease, license, remove or otherwise dispose of, or subject to any Lien (other than Permitted Liens) any material assets;
     (b) acquire, purchase, license or lease (in each case, whether by merger, consolidation or by any other manner) any business or Person or any material assets or securities thereof;
     (c) except in the ordinary course of business or as would not have any adverse operational or economic consequences for Purchaser, (i) modify or amend in any material respect, or terminate, release, assign or waive any material rights or claims under, any Material Contract or Lease, (ii) enter into any Contract that, if any Seller or the Indian Entity had entered into such Contract immediately prior to the date of this Agreement, would be a Material Contract, or (iii) enter into any material lease or sublease of real property;
     (d) except in the ordinary course of business or as would not have any adverse operational or economic consequences for Purchaser, adopt, enter into, or increase benefits or obligations under, any Employee Plan, except as required pursuant to Contracts in effect as of the date hereof;
     (e) increase the salary or other compensation of any Employee other than any increase or series of increases in compensation that is, in the aggregate, less than 8% of such Employee’s compensation on the date of this Agreement;
     (f) except as would not give rise to any Assumed Liabilities, (i) incur or assume any Liabilities or Indebtedness for borrowed money or (ii) guarantee any such Liabilities or Indebtedness;
     (g) settle or compromise or commit to settle or compromise any Action pursuant to terms which, individually or in the aggregate, would reasonably be expected to adversely affect in any material respect the post-Closing operation of the Business or Purchaser or any of its Affiliates;
     (h) fail to file any material reports or take any steps necessary to comply with all Laws in all material respects and to maintain, in good standing, all material Permits;
     (i) amend any material Tax Return of or with respect to the Indian Entity or Option One Advance Corporation, make, change or revoke any material election with respect to Taxes of or with respect to the Indian Entity or Option One Advance Corporation, file any claim for a material refund of Taxes of the Indian Entity or Option One Advance Corporation, change any taxable period or method of accounting of or with respect to the Indian Entity or Option One Advance Corporation for Tax purposes, or settle or compromise any material liability of the Indian Entity or Option One Advance Corporation for Taxes, in each case, except to the extent required by applicable Law;

     (j) fail to maintain any registration or pending application for registration of any Business Intellectual Property; or
     (k) enter into a binding Contract to do any of the foregoing.
     4.02. Access to Information; Confidentiality. (a) Subject to applicable Law, from the date of this Agreement until the Closing, the Company will (i) furnish or cause to be furnished to Purchaser, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Business as Purchaser may reasonably request and (ii) afford Purchaser and its Representatives full access, during normal business hours and upon reasonable notice, to Sellers’ and the Indian Entity’s properties, facilities and personnel, provided, however, that such access will not unreasonably disrupt Sellers’ or the Indian Entity’s operations. Sellers and the Indian Entity will authorize and direct the appropriate employees of Sellers and the Indian Entity to discuss matters involving the Business with Purchaser and its Representatives consistent with the preceding sentence.
     (b) After the Closing, the Sellers will hold, and will use their commercially reasonable efforts to cause their respective Representatives to hold, in confidence, all Confidential Information, except to the extent that such information can be shown to have been (i) in the public domain prior to the Closing, (ii) in the public domain at or after the Closing through no fault of any Seller or its Representatives, or (iii) later lawfully acquired by any Seller or their Affiliates or Representatives from sources other than those related to its prior ownership of the Business. The obligation of the Sellers to hold the Confidential Information in confidence after the Closing will be satisfied if the Sellers exercise the same care with respect to the Confidential Information as they would take to preserve the confidentiality of their own similar information in the ordinary course of business. Nothing in this Agreement will restrict the ability of any Seller to keep copies of any Confidential Information after the Closing, including copies of any and all books and records of the Business, to the extent required by applicable Law or for purposes of internal document retention policies. If, after the Closing, any Seller or any of its respective Representatives are legally required to disclose any Confidential Information, such Seller will (A) promptly notify Purchaser to permit Purchaser, at its expense, to seek a protective order or take other appropriate action and (B) cooperate as reasonably requested by Purchaser in Purchaser’s efforts to obtain a protective order or other reasonable assurance that confidential treatment will be accorded such Confidential Information, but only at Purchaser’s sole cost and expense. If, after the Closing and in the absence of a protective order, any Seller or any of its Representatives is compelled as a matter of Law to disclose Confidential Information to a third party, such Seller and its Representatives may disclose to the third party compelling disclosure only the part of such Confidential Information as is required by Law to be disclosed; provided, however, that, prior to any such disclosure, such Seller and its Representatives will use good faith efforts to advise and consult with Purchaser and its counsel as to such disclosure and the nature and wording of such disclosure.

     4.03. Assistance in Transfer of Licenses, Permits and Registrations. Each of the Sellers will use its commercially reasonable efforts to assist Purchaser in obtaining the Transfer of any transferable Permits, including directing its employees to cooperate with such Transfer and making any notifications required to be sent by Sellers prior to the Closing. Notwithstanding anything herein to the contrary, no Permits will be Transferred to Purchaser if any required consent, approval or authorization of a Governmental Authority has not been obtained prior to the Closing Date, and subject to the obligations of Sellers set forth in Section 4.04(b), Sellers will not have any Liability for the failure to obtain the Transfer of any such Permit.
     4.04. Third-Party Consents. (a) Purchaser acknowledges that certain consents and waivers with respect to the transactions contemplated by this Agreement and the Transaction Agreements may be required from parties to the Contracts listed in the Disclosure Letter and that, subject to Section 10.02(f), such consents and waivers may not be obtained. Except as otherwise provided herein, no Seller nor any of their Affiliates will have any Liability whatsoever to Purchaser arising out of or relating to the failure to obtain any consents or waivers that may be required in connection with the transactions contemplated by this Agreement, the Transaction Agreements or because of the termination of any Contract as a result thereof.
     (b) Without limiting the effect of Section 6.01, the Sellers will reasonably cooperate with Purchaser to obtain all such consents, authorizations, appraisals and waivers that are required in connection with the consummation of the transaction contemplated under this Agreement and the Transaction Agreements; provided, however, that the Sellers will not be required to make any payments or offer or grant any accommodation (financial or otherwise), whether or not expressly provided for in any Contract as a condition to the procurement of any such consents, authorizations, appraisals and waivers. Unless the Parties otherwise agree, Purchaser will not communicate with any counterparties to any agreements of the Sellers or the Indian Entity for the purpose of obtaining any consents, authorizations, appraisals and waivers without the Company’s prior written consent or the consent of Tony Bowen of Parent (tony.bowen@hrblock.com) (not to be unreasonably withheld, conditioned or delayed) and the participation of the Company.
     4.05. Parent Guarantee; Right to Receive Payments. (a) Parent hereby fully and irrevocably guarantees the payment and performance of all obligations, liabilities and indemnities of any Seller arising under this Agreement and the Transaction Agreements (collectively, the “Obligations”) when due. Parent is hereby made fully responsible for the acts and omissions of Sellers that constitute a breach of this Agreement or any Transaction Agreement . The guarantee contained in this Section 4.05 shall be a full, unconditional, irrevocable, absolute and continuing guarantee of payment and performance and not a guarantee of collection, and Parent shall remain liable for the Obligations hereunder until the satisfaction in full of the Obligations. If any Seller fails to perform Obligations requiring payment, in whole or in part, when such Obligations are due, Parent shall, within five Business Days of receipt of demand for payment from Purchaser, pay such Obligations by wire transfer of immediately available fund to an account designated in writing by Purchaser.

     Purchaser may enforce Parent’s obligations under this Section 4.05 without first suing Sellers or joining Sellers in any suit against Parent, or enforcing any rights and remedies against Sellers or otherwise pursuing or asserting any claims or rights against Sellers or any other person or entity or any of its or their property which may also be liable with respect to the matters for which Parent is liable under this Section 4.05.
     (b) Parent will be entitled to receive payments as provided in Section 1.11 and the related section of the Disclosure Letter.
     4.06. Settlement of Intercompany Accounts. Any intercompany receivables, payables, loans and other accounts between any of the Sellers or the Indian Entity, on the one hand, and any Seller or any of its Affiliates, on the other hand, in existence as of immediately prior to the Closing Date will be netted against each other, and the balance will be, without further action, contributed to the equity of the Seller or the Indian Entity or distributed to the applicable Seller or Affiliate of Seller, as the case may be, such that, as of the Closing Date, there are no such intercompany receivables, payables, loans and other accounts outstanding.
     4.07. List of Registered Intellectual Property. With respect to any Business Intellectual Property owned or claimed to be owned by, or exclusively licensed to, any Seller or the Indian Entity, that is the subject of a registration or pending application for registration, at least 15 Business Days prior to Closing, Sellers will deliver to Purchaser an accurate and complete list that sets forth all annuities, payments, fees, responses to office actions or other filings necessary to be made and having a due date within 90 days after the Closing.
     4.08. Trailing Final Documents. From and after the Closing Date, Sellers will be responsible for the delivery of any trailing final documents required to be delivered with respect to Mortgage Loans (the “Trailing Documents Deliveries”) to the extent that such obligations are included in the Retained Liabilities. In connection with the Trailing Document Deliveries, following the Closing, Purchaser will use commercially reasonable efforts to make the Trailing Documents Deliveries in a manner consistent with industry practice and the applicable requirements of the relevant agreements relating to the origination of the subject Mortgage Loans as reasonably directed by Sellers, and will reasonably coordinate with the Sellers in connection with such efforts, including permitting the Sellers to manage and direct the efforts of the Documents Employees making the Trailing Documents Deliveries (provided that such management and direction is done in a commercially reasonable manner). Sellers shall reimburse Purchaser for (i) all out-of-pocket costs incurred by Purchaser in connection with the efforts described in the preceding sentence (including copying and recording fees, but not including corporate overhead or space charges), and (ii) the compensation (including salary, bonus and benefits) paid by Purchaser to the Documents Employees in respect of the time that they spend making Trailing Documents Deliveries, as reasonably determined by Purchaser in good faith.

V. COVENANTS OF PURCHASER
     5.01. Access. Other than with respect to Tax matters, which are governed solely by Article VII, after the Closing, Purchaser will furnish to each of the Sellers, their counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Business as such Seller may reasonably request. The requesting Seller will bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.
     5.02. Releases under Certain Contracts. Following the Closing, Purchaser will use its commercially reasonable efforts to procure the release by the applicable counterparty of any continuing obligation of the Sellers or their Affiliates with respect to any Contract which is an Assigned Contact (including any Seller Guarantees) and will indemnify and hold harmless the Sellers and their Affiliates from and against any Liability resulting from or relating to any such obligation. Without limiting the generality of the foregoing, following the Closing, Purchaser will (i) use its commercially reasonable efforts to procure the release by the applicable counterparty of any continuing obligation of any Sellers or their Affiliates (other than the Indian Entity) with respect to the guarantees set forth on Section 5.02 of the Disclosure Letter and (ii) indemnify and hold harmless the Sellers and their Affiliates from and against any Liability directly resulting from any continuing obligation of any Seller or their Affiliates with respect to any Seller Guarantee (other than any Liability with respect to which any Purchaser Indemnified Party is indemnified by Sellers pursuant to Article XII).
     5.03. Contacts with Customers, Suppliers, Employees, etc. From the date of this Agreement until the Closing, Purchaser (and all of its Affiliates and Representatives) will not contact or otherwise communicate without the Company’s prior written consent or the consent of Tony Bowen of Parent (tony.bowen@hrblock.com) (which will not be unreasonably withheld, conditioned or delayed), with any of the employees (other than the officers of the Company), customers, suppliers and distributors of the Business in connection with the transactions contemplated by this Agreement and the Transaction Agreements.
VI. COVENANTS OF PURCHASER AND THE SELLERS
     6.01. Commercially Reasonable Efforts; Further Assurances. (a) Purchaser and the Sellers will each use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other Parties to this Agreement in doing, all things necessary or desirable under applicable Law to consummate, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Transaction Agreements.
     (b) Purchaser and the Sellers will use their commercially reasonable efforts to: (i) prepare, as soon as practicable, all filings and other presentations in connection with seeking the Required Regulatory Approvals, exemption or other authorization from any Governmental Authority necessary to consummate the transactions contemplated by this Agreement and the Transaction Agreements, (ii) obtain all consents, authorizations, appraisals and waivers required in connection with the transactions contemplated by this Agreement, (iii) prosecute such filings and other presentations with diligence, and (iv) oppose any objections to, appeals from or petitions to reconsider or reopen any such approval by Persons not Party to this Agreement. Purchaser and the Sellers will use their commercially reasonable efforts to facilitate obtaining any final order or orders approving the transactions contemplated by this Agreement and the Transaction Agreements, or to remove any impediment to the consummation of the transactions contemplated hereby and thereby. Purchaser and the Sellers will use their commercially reasonable efforts to furnish all information in connection with the approvals of or filings with regard to the Required Regulatory Approvals with any Governmental Authority and will promptly cooperate with and furnish information in connection with any such requirements imposed upon Purchaser, the Sellers or any of their respective Affiliates in connection with this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby. Purchaser will use its commercially reasonable efforts to obtain the Required Regulatory Approvals, or any exemption therefrom, and to remove any impediment imposed by any Governmental Authority to allow the consummation of the transactions contemplated hereby. Except as otherwise provided herein, no Seller will have any Liability for the failure to obtain the Required Regulatory Approvals or other consent, approval or authorization in connection with the transactions contemplated by this Agreement and the Transaction Agreements. Purchaser and the Sellers will each advise the other Party promptly of any material communication received by such Party or any of its Affiliates from the Federal Trade Commission, Department of Justice, any state attorney general or any other Governmental Authority regarding any of the transactions contemplated by this Agreement and the Transaction Agreements, and of any understandings, undertakings or agreements (oral or written) such Party proposes to make or enter into with the Federal Trade Commission, Department of Justice, any state attorney general or any other Governmental Authority in connection with the transactions contemplated hereby and thereby. To the fullest extent reasonably practicable, neither the Sellers nor Purchaser will independently participate in any meeting with any Governmental Authority in respect of any findings or inquiry in connection with the transactions contemplated hereby without giving the other prior notice of the meeting and the opportunity to attend and/or participate, in each case, unless prohibited by the Governmental Authority. The Sellers and Purchaser will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to the HSR Act in connection with the transactions contemplated hereby.
     (c) Purchaser will use commercially reasonable efforts to obtain the financing provided for under the Debt Commitment. If, notwithstanding the use of commercially reasonable efforts by Purchaser to obtain the financing contemplated by the Debt Commitment or the Debt Commitment expires, is terminated or otherwise become unavailable prior to the Closing, in whole or in part, for any reason, Purchaser will (i) promptly notify the Sellers of such expiration, termination or other unavailability and the reasons therefor and (ii) use commercially reasonable efforts to promptly arrange for alternative financing to replace the financing contemplated by such expired, terminated or otherwise unavailable Debt Commitment; provided that Purchaser will be under no obligation to obtain such alternative financing unless such alternative financing can be obtained on terms and conditions which are substantially comparable to the terms of the Debt Commitment. Without limiting the effect of the preceding sentence, if Purchaser is unable to obtain financing from alternative sources within ten Business Days after any expiration, termination or other unavailability of the Debt Commitment, (i) alternative financing may be arranged on behalf of Purchaser by the Sellers with one or more financing sources and Purchaser will be obligated to consummate such alternative financing, unless such alternative financing is not on terms and conditions that are substantially comparable to the terms of the Debt Commitment that expired, was terminated, or otherwise became unavailable, or (ii) the Company may, upon written notice to Purchaser, terminate this Agreement.
     6.02. HSR Clearance. In furtherance and not in limitation of the provisions set forth in Section 6.01, to the extent required by Law, Purchaser and the Sellers will make an HSR Filing with respect to the transactions contemplated hereby as promptly as practicable after the date hereof (and in no case less than 5 Business Days after the date hereof), and thereafter make any other required submissions with respect to the transactions contemplated hereby under the HSR Act and take all other appropriate actions reasonably necessary, proper or advisable to cause the HSR Clearance as soon as practicable.
     6.03. Public Announcements. From the date hereof through the Closing Date, no public release or similar public statement concerning the transactions contemplated by this Agreement and the Transaction Agreements will be issued by Purchaser or any of its Affiliates or their respective Representatives without the prior consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed), and no public release or similar public statement concerning the transactions contemplated hereby and thereby will be issued by the Sellers or any of their Affiliates or their respective Representatives without the prior consent of Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), except, in each case, any such release or announcement as a Party may determine in good faith may be required to be made by it or any of its Affiliates by Law or the rules, regulations or policies of any United States or foreign securities exchange, in which case such Party will use its commercially reasonable efforts to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance. Subject to compliance with applicable Law, Sellers and their Affiliates will, to the extent reasonably practicable, consult with Purchaser regarding the content and timing of any internal announcements regarding the transaction contemplated by this Agreement and the Transaction Agreements to Sellers’ employees.
     6.04. Trademarks and Tradenames of the Sellers. (a) Except as provided in Sections 6.04(b) or 6.04(c), immediately following the Closing, Purchaser and its Affiliates will not use the Names or other names confusingly similar thereto. Nothing in this Agreement will constitute or be interpreted to Transfer to the Purchaser or its Affiliates any rights in any Names, except as provided in this Section 6.04.

     (b) After the Closing, Purchaser and its Affiliates will have the right to use existing labeling, stationery, business forms, supplies, advertising and promotional materials and any similar materials bearing the Names for 90 days following the Closing; provided, however, that (i) neither Purchaser nor any of its Affiliates will take any action that would reasonably be expected to impair the value of the Names, (ii) when using the items listed above in the context of entering into or conducting contractual relationships, Purchaser or its Affiliate, as applicable, will make clear to all other applicable parties that Purchaser or its Affiliate, as applicable, rather than the Sellers or their Affiliates, is the party entering into or conducting the contractual relationship, and (iii) personnel of Purchaser or its Affiliates using the above items will not, and will have no authority to, hold themselves out as officers, employees or agents of the Sellers or any Affiliate of the Sellers.
     (c) Purchaser will use reasonable efforts to minimize its use of the Names, and, in any event, will cease using, and cause its Affiliates to cease using, the Names as soon as practicable and in any event within 90 days after the Closing.
     (d) Notwithstanding any provision of this Agreement to the contrary, from the Closing Date until July 31, 2008, Sellers and their Affiliates will have the right to continue using all corporate names containing the words “Option One,” “First Option,” “Premier Mortgage,” “Premier Property,” and “Premier Trust” solely for the purpose of completing the wind-down of their respective businesses and operations. Sellers will amend or terminate their corporate names, certificates of assumed name, and d/b/a filings containing such names so as to eliminate the “Option One”, “First Option,” “Premier Mortgage” and “Premier Property” as promptly as reasonably practicable following the Closing, and in any case by no later than July 31, 2008. Furthermore, Purchaser acknowledges and agrees that, following the Closing, the Sellers and their Affiliates will have the right (i) to continue to use the “Option One” name solely in connection with all historical references of the Sellers’ and their Affiliates’ relationship with the Business and the Purchased Assets, including references to such name in all historical financial information of the Sellers and their Affiliates that incorporate financial information of the Business, all filings with the Securities and Exchange Commission (whether currently existing or future filings to the extent references to the “Option One” name is relevant), and descriptions of the history of the Sellers and their Affiliates and (ii) to keep records and other historical or archived documents containing or referencing the “Option One” name; provided, however, that (A) when using the “Option One” name, each Seller and its Affiliates will make clear to all other applicable parties that such Seller or its Affiliate, as applicable, is using the “Option One” name solely in connection with historical reference to such Seller’s or its Affiliate’s relationship with the Business and the Purchased Assets, and (B) personnel of Sellers or their Affiliates referencing the “Option One” name in connection with such historical reference will not, and will have no authority to, hold themselves out as officers, employees or agents of Purchaser or any Affiliate of Purchaser.
     6.05. Notices of Certain Communications. From the date hereof until the Closing Date, each Party will promptly notify the other Party of:

     (a) any material written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and the Transaction Agreements; and
     (b) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement and the Transaction Agreements.
     6.06. Non-Solicitation. (a) For a period of 24 months from the Closing Date, the Sellers will not, and will cause their Affiliates not to, directly or indirectly, without obtaining the prior written consent of the Purchaser, solicit for employment or hire (or refer to another Person for the purpose of such Person soliciting for employment or hiring) any of the employees of the Business, so long as such Persons are employed by Purchaser or its subsidiaries; provided, however, that neither the Sellers nor their Affiliates shall be deemed to have solicited any such person and may hire any such person who (i) responds to any general solicitation by public advertisement placed by or on behalf of any of the Sellers or their Affiliates or (ii) has been terminated by the Purchaser or its subsidiaries prior to the employment relations with any of the Sellers or their Affiliates;
     (b) Purchaser agrees that for a period of 24 months from the Closing Date, neither Purchaser nor any of its Affiliates will, directly or indirectly, without obtaining the prior written consent of the Company, solicit for employment or hire (or refer to another Person for the purpose of such Person soliciting for employment or hiring) any of the Ineligible Employees so long as they are employed by the Sellers or any of their Affiliates; provided, however, that neither the Purchaser nor its Affiliates shall be deemed to have solicited any such person and may hire any such person who (i) responds to any general solicitation by public advertisement placed by or on behalf of the Purchaser or any of its Affiliates or (ii) has been terminated by the Sellers and their Affiliates prior to the employment relations with the Purchaser or its Affiliates.
     6.07. Notices of Certain Matters. Sellers will notify Purchaser, and Purchaser will notify Sellers, as promptly as reasonably practicable upon becoming aware of (a) any fact, change or circumstance, or the occurrence or non-occurrence of any event, that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by such Party to be untrue or inaccurate in any material respect at any time after the date hereof such that the condition set forth in Section 10.02(b) or Section 10.03(b), as applicable, would not be satisfied, or (b) any material failure by such Party to comply with or satisfy any covenant or condition to be satisfied by it hereunder; provided that the delivery of any notice pursuant to this Section 6.07 will not limit or otherwise affect the remedies available hereunder to the Party receiving such notice, or the representations and warranties of, or the conditions to the obligations of, the Parties hereto. In connection with the delivery of such a notice, the Party delivering such notice may elect to deliver a supplement or update to its schedules to this Agreement to reflect an event, condition or circumstance first occurring after the date hereof (a “Schedule Supplement”). The other Party will have 10

Business Days after receipt of such updated schedules (together with such additional information relating thereto as such other Party may reasonably request) to terminate this Agreement by providing notice to the Party that delivered the notice. If no such notice is timely received by the Party that delivered the notice, the schedules to this Agreement will thereupon be deemed to be amended by the Schedule Supplement.
     6.08. Ancillary Agreements. As promptly as reasonably practicable following the date hereof, Purchaser and Sellers will prepare and negotiate in good faith the form and substance of a post-closing cooperation agreement (which will reflect the terms and conditions set forth in Exhibit D) (the “Post-Closing Cooperation Agreement”) and a post-closing servicing agreement (which will reflect the terms and conditions set forth in Exhibit E) (the “Post-Closing Servicing Agreement”).
VII. TAX MATTERS
     7.01. General. Article VII shall apply to Tax matters with respect to Purchased Assets (other than Option One Advance Corporation), and Article VIII shall not apply to such matters.
     7.02. Tax Cooperation. Purchaser, on the one hand, and the Sellers, on the other hand, will furnish to each other, upon request, as promptly as practicable, such information and assistance relating to the Business and the Purchased Assets (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority and the prosecution or defense of any Action relating to any Tax. The Party requesting any such information will bear all of the reasonable out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing such information. Except with respect to information that is generally available to the public, the Party requesting such information will (a) hold all such information in the strictest confidence, except as required by applicable Law or which must be disclosed in connection with any audit or Taxing Authority inquiry, (b) disseminate such information only to its Representatives who have been advised of the confidential nature of such information, and only on an as-needed basis, (c) return any original documents promptly, after (i) the filing of such Tax Returns, the making of such election, or the conclusion of such audit or Action and (ii) upon request of the other Party, all copies of the information received by it, and (d) take all steps necessary to cause its officers, directors, employees and Representatives to comply with the terms and conditions of this Section 7.02.
     7.03. Transfer Taxes. Purchaser, at the Parties’ shared expense, will timely file all Tax Returns with respect to all excise, sales, use, value added, registration, stamp, recording, documentary, conveyancing, franchise, transfer, transaction privilege and similar Taxes, levies, charges and fees incurred in connection with the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”) with respect to the Purchased Assets and the Parties will be equally liable for all such Transfer Taxes owed, whether or not reflected on a Tax Return; provided, however, the Parties will only file such Tax Returns in jurisdictions in which the Company has consistently filed Tax Returns for excise, sales, use, value added, registration, stamp, recording, documentary, conveyancing, franchise, transfer, transaction privilege and similar Taxes during the past two taxable years unless the Parties have jointly decided to file such Tax Returns in such jurisdiction. If, at the request of the Sellers, Purchaser does not file such a Tax Return in any jurisdiction, the Sellers shall indemnify and save and hold harmless Purchaser from any interest and penalties resulting from Purchaser’s failure to file such Tax Return. Within 30 days after payment, Purchaser will provide the Company with copies of all such Tax Returns and evidence that all such Taxes have been paid. Purchaser and the Sellers will reasonably cooperate to reduce or eliminate Transfer Taxes to the extent permitted by applicable Law. If either Party pays a Transfer Tax at the Closing or pursuant to a post-Closing assessment by a Taxing Authority, the other Party will reimburse the first Party for one-half of the amount of such Tax (together with one-half of any interest and penalties) within 14 days of the first Party’s written demand therefor. Purchaser will provide the Sellers at the Closing with valid resale exemption certificates for all tangible personal property, including inventory, for which Purchaser intends to claim a resale exemption from sales or use Tax.
     7.04. Property Taxes. All Real Property Taxes and all Personal Property Taxes with respect to the Purchased Assets will be prorated as of the Closing Date with (a) the Sellers being liable for such taxes relating to any time period or periods ending on or prior to the Closing Date and (b) Purchaser being liable for such taxes relating to any time period or periods beginning after the Closing Date. Proration of Real Property Taxes and Personal Property Taxes will be made on the basis of the most recent officially certified tax valuation and assessment for the Purchased Assets. If such valuation pertains to a tax period other than that in which the Closing occurs, such apportionment will be recalculated at such time as actual tax bills for such period are available, and the Parties will cooperate with each other in all respects in connection with such recalculation and pay any sums due in consequence thereof to the Party entitled to recover the same within 60 days after the issuance of such actual tax bills. For purposes of this Section 7.04, “Real Property Taxes” means real property Taxes, ad valorem Taxes, general assessments and special assessments with respect to real property; “Personal Property Taxes” means ad valorem Taxes with respect to the Purchased Assets other than real property.
VIII. TAX MATTERS WITH RESPECT TO THE INDIAN ENTITY AND OPTION ONE ADVANCE CORPORATION
     8.01. General. Article VIII shall apply to Tax matters with respect to the Indian Entity and Option One Advance Corporation, and Article VII shall not apply to such matters.
     8.02. Tax Cooperation. Purchaser and the Sellers will furnish to each other, upon request, as promptly as practicable, such information and assistance relating to the Indian Entity and Option One Advance Corporation (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any Action relating to any Tax. The party requesting any such information will bear all of the reasonable out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing such information. Except with respect to information that is generally available to the public, the party requesting such information will (a) hold all such information in the strictest confidence, except as required by applicable Law or which must be disclosed in connection with any audit or Taxing Authority inquiry, (b) disseminate such information only to its Representatives who have been advised of the confidential nature of such information, and only on an as-needed basis, (c) return any original documents promptly, after (i) the filing of such Tax Returns, the making of such election, or the conclusion of such audit or Action and (ii) upon request of the other party, all copies of the information received by it, and (d) take all steps necessary to cause its officers, directors, employees and Representatives to comply with the terms and conditions of this Section 8.02 Purchaser and the Sellers will retain all books and records with respect to Taxes pertaining to the Indian Entity and Option One Advance Corporation for a period of seven years following the Closing or, if longer, until the statute of limitations has run on any Pre-Closing Tax Period or Straddle Period. Subject to Section 8.05(d), Purchaser and the Company will cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Indian Entity or Option One Advance Corporation. Notwithstanding the foregoing, Purchaser will not have access to any portion of books, records, Tax Returns or other information of the Company that do not relate to the Indian Entity or Option One Advance Corporation.
     8.03. Transfer Taxes. Purchaser, at the Parties’ shared expense, will timely file all Tax Returns with respect to all Transfer Taxes with respect to the purchase of the Indian Entity and Option One Advance Corporation and the Parties will be equally liable for all such Transfer Taxes owed, whether or not reflected on a Tax Return; provided, however, the Parties will only file such Tax Returns in jurisdictions in which the Company has consistently filed Tax Returns for excise, sales, use, value added, registration, stamp, recording, documentary, conveyancing, franchise, transfer, transaction privilege and similar Taxes during the past two taxable years unless the Parties have jointly decided to file such Tax Returns in such jurisdiction. If, at the request of the Sellers, Purchaser does not file such a Tax Return in any jurisdiction, the Sellers shall indemnify and save and hold harmless Purchaser from any interest and penalties resulting from Purchaser’s failure to file such Tax Return. Within 30 days after payment, Purchaser will provide the Sellers with copies of all such Tax Returns and evidence that all such Taxes have been paid. Purchaser and the Sellers will reasonably cooperate to reduce or eliminate Transfer Taxes to the extent permitted by applicable Law. If either Party pays a Transfer Tax at the Closing or pursuant to a post-Closing assessment by a Taxing Authority, the other Party will reimburse the first Party for one-half of the amount of such Tax (together with one-half of any interest and penalties) within 14 days of the first Party’s written demand therefor.
     8.04. Tax Sharing Agreements; Apportionment; Return Filings; Refunds and Credits; Limitations on Allocations; and Section 338(h)(10) Election. (a)

The Sellers and the Company will cause the provisions of any Tax sharing or Tax allocation agreement or arrangement between the Sellers or any of their Affiliates (other than the Indian Entity and Option One Advance Corporation), and the Indian Entity or Option One Advance Corporation, to be terminated on or before the Closing Date. After the Closing Date, no party will have any rights or obligations under any such Tax sharing or Tax allocation agreement or arrangement.
     (b) For purposes of this Agreement, the portion of Tax with respect to the income, property or operations of the Indian Entity or Option One Advance Corporation that relates to any taxable period that includes but does not end on the Closing Date (a “Straddle Period”) will be apportioned between the period of the Straddle Period that extends before the Closing Date through the Closing Date (the “Pre-Closing Straddle Period”) and the period of the Straddle Period that extends from the day after the Closing Date to the end of the Straddle Period (the “Post-Closing Straddle Period”) in accordance with this Section 8.04(b). The portion of such Tax attributable to the Pre-Closing Straddle Period will (i) in the case of any Taxes other than sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on, or measured by income, receipts or profits earned during a Straddle Period, will be deemed equal to the amount that would be payable for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period, and denominator of which is the number of days in the Straddle Period, and (ii) in the case of any sales or use taxes, value added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed equal to the amount that would be payable if the Straddle Period ended on and included the Closing Date. To the extent that any Tax for a Straddle Period is based on the greater of a Tax on net income, on the one hand, and a Tax measured by net worth or some other basis not otherwise measured by income, on the other hand, the portion of such Tax related to the Pre-Closing Straddle Period will be deemed to be (A) if the amount of such Tax for the Straddle Period is measured by net worth or such other basis, the amount of such Tax determined as though the taxable values for the entire Straddle Period equal the respective values as of the end of the Closing Date and multiplying the amount of such Tax by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Straddle Period, and the denominator of which is the number of days in the Straddle Period or (B) if the amount of such Tax for the Straddle Period is measured by net income, the amount of such Tax determined as though the applicable Tax period terminated at the end of the day on the Closing Date. For purposes of this Section 8.04(b), any exemption, deduction, credit or other item that is calculated on an annual basis will be allocated to the Pre-Closing Straddle Period on a pro rata basis by multiplying the total amount of such items for the Straddle Period by a fraction, the numerator of which is the number of calendar days in the Pre-Closing Straddle Period, and the denominator of which is the number of calendar days in the Straddle Period. The portion of Tax attributable to a Post-Closing Straddle Period will be calculated in a corresponding manner. All transactions not in the ordinary course of business occurring on the Closing Date after the Closing will be allocated to a Post-Closing Straddle Period or a Post-Closing Tax Period.
     (c) (i) The Sellers or their designee will prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in proper form with the appropriate Taxing Authority all necessary Tax Returns of or which include or relate to the Indian Entity or Option One Advance Corporation for Pre-Closing Tax Periods that are required to be filed (including extensions) on or prior to the Closing Date. The Sellers will pay or will cause to be paid any and all Taxes due with respect to such Tax Returns.
          (ii) The Sellers or their designee will prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in proper form with the appropriate Taxing Authority all consolidated, combined or unitary Tax Returns of the Sellers that include or relate to the Indian Entity or Option One Advance Corporation (“Seller Tax Returns”). The Sellers will pay or will cause to be paid any and all Taxes due with respect to such Seller Tax Returns, except to the extent that such Taxes are included as Balance Sheet Liabilities. Purchaser will provide or cause to be provided to the Sellers in a timely manner all necessary data and other information to prepare all Seller Tax Returns.
          (iii) The Sellers will have the exclusive authority and obligation to prepare or cause to be prepared all Tax Returns subject to Section 8.04(c)(i) and Section 8.04(c)(ii). Such authority will include, but not be limited to, the determination of the manner in which any items of income, gain, deduction, loss or credit arising out of the income, properties and operations of the Indian Entity and Option One Advance Corporation will be reported or disclosed on such Tax Returns.
          (iv) Purchaser or its designee will prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in proper form with the appropriate Taxing Authority all Tax Returns of which include the Indian Entity or Option One Advance Corporation for which Seller is not responsible pursuant to Section 8.04(c)(i) and Section 8.04(c)(ii). Purchaser will prepare and timely file, or will cause to be prepared and timely filed, all such Tax Returns in a manner consistent with the past practices of the Company and the Indian Entity or Option One Advance Corporation as evidenced in such Tax Returns for the past two taxable periods, unless (A) Purchaser has received the written consent of the Sellers, which consent will not be unreasonably withheld, conditioned or delayed or (B) required by applicable Tax Law. Purchaser will deliver to the Sellers any Tax Returns that relate to any Pre-Closing Straddle Period or Pre-Closing Tax Period, as the case may be, (and any relevant workpapers or other documents reasonably requested by the Sellers) for the Sellers’ review and comment at least 45 days prior to the due date of such Tax Returns (or such shorter period as is necessary to allow for the timely filing of such Tax Returns), and the Sellers will provide Purchaser with the Sellers’ comments no later than 10 days before the respective due dates of such Tax Returns (or such shorter period as is necessary to allow for the timely filing of such Tax Returns). Purchaser will make any revisions that relate to any Pre-Closing Straddle Period or Pre-Closing Tax

Period to such Tax Returns as are reasonably requested by the Sellers. Purchaser will pay or cause to be paid any and all (A) Taxes to the extent included as Balance Sheet Liabilities and (B) Taxes allocable to any Post-Closing Straddle Period or Post-Closing Tax Period, as the case may be, pursuant to Section 8.04(b).
          (v) Neither Purchaser nor any of its Affiliates will amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Indian Entity or Option One Advance Corporation with respect to a Pre-Closing Tax Period or Straddle Period without the prior written consent of the Sellers, which will not be unreasonably withheld, conditioned or delayed.
          (vi) With respect to any Tax Returns for any Straddle Period, to the extent permissible, but not required, pursuant to applicable Tax Law, the Sellers may and Purchaser or its Affiliates will, at the Sellers’ direction, cause the Indian Entity and Option One Advance Corporation to (A) take all steps as are or may be reasonably necessary, including the filing of elections or returns with applicable Taxing Authorities, to cause such period to end on the Closing Date or (B) if clause (A) is inapplicable, report the operations of the Indian Entity and Option One Advance Corporation only for that portion of such period ending on the Closing Date in a combined, consolidated, or unitary Tax Return filed by the Sellers or an Affiliate of the Sellers, notwithstanding that such taxable period does not end on the Closing Date.
     (d) Purchaser will pay or cause to be paid to the Sellers any refunds or credits (when utilized through a reduction in cash Taxes otherwise due) of Taxes (including interest thereon) paid with respect to any Pre-Closing Tax Period or Pre-Closing Straddle Period received or utilized by Purchaser, the Indian Entity, Option One Advance Corporation or any of their Affiliates within 30 Business Days after the receipt of such refund or the utilization of such credit through a reduction in cash Taxes otherwise due, less any Taxes accrued or expenses incurred by Purchaser, the Indian Entity or Option One Advance Corporation or any of their Affiliates with respect to the receipt or payment of such refunds or the utilization of or payment for such credit. At the Sellers’ reasonable request, Purchaser and its Affiliates will cooperate with the Sellers in obtaining such refunds or credits, including through the filing of amended Tax Returns or refund claims as prepared by the Sellers, at Sellers’ expense. Purchaser will permit the Sellers to control the prosecution of any such refund claim and, where deemed appropriate by the Sellers, will authorize by appropriate powers of attorney such Persons as the Sellers will designate to represent the Indian Entity or Option One Advance Corporation with respect to such refund claim.
     (e) The Parties agree that (i) no more than the net book value of the Indian Entity shall be allocated to the Indian Entity Equity Interests pursuant to Section 1.07 and (ii) no more than the aggregate book value of all of the assets in each class of assets of the Indian Entity shall be allocated to such class of assets of the Indian Entity pursuant to Section 1.07.
     (f) Purchaser shall join with the Sellers and their Affiliates in making an election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign Tax Law) with respect to the acquisition of Option One Advance Corporation (collectively, the “Section 338(h)(10) Election”).
     8.05. Tax Indemnification. (a) From and after the Closing, the Sellers will indemnify the Purchaser Indemnified Parties against and hold them harmless from all Covered Losses resulting from or arising out of (i) Taxes of the Indian Entity and Option One Advance Corporation or any affiliated group of which the Indian Entity and Option One Advance Corporation has ever been a member for the Pre-Closing Tax Period or Pre-Closing Straddle Period and (ii) the failure of the representations and warranties contained in Section 2.08 to be true and correct in all respects (determined without regard to any qualification related to materiality contained therein) or the failure to perform any covenant contained in this Agreement with respect to Taxes, in each case except to the extent that such Taxes are included as Balance Sheet Liabilities. Notwithstanding the foregoing, the Sellers will not indemnify and hold harmless any Purchaser Indemnified Party from any liability for Taxes attributable to any action taken outside the ordinary course of business on the Closing Date or after the Closing by Purchaser, any of its Affiliates (including the Indian Entity and Option One Advance Corporation), or any transferee of Purchaser or any of its Affiliates (other than any such action expressly required by applicable Law or by this Agreement) or the manner in which Purchaser finances the transactions contemplated by this Agreement (a “Purchaser Tax Act”) or attributable to a breach by Purchaser of its obligations under this Agreement.
     (b) From and after the Closing, Purchaser will indemnify the Seller Indemnified Parties and hold them harmless from all Covered Losses resulting from or arising out of (i) Taxes of the Indian Entity and Option One Advance Corporation for any Post-Closing Tax Period or Post-Closing Straddle Period, (ii) Taxes to the extent that such Taxes are included as Balance Sheet Liabilities, and (iii) Taxes attributable to a Purchaser Tax Act or to a breach by Purchaser of its obligations under this Agreement.
     (c) Procedures Relating to Defense of Tax Claims.
          (i) If notice of a claim will be made by any Taxing Authority, which, if successful, might result in an indemnity payment to any Purchaser Indemnified Party pursuant to this Section 8.05, Purchaser will notify the Sellers in writing of such claim (a “Tax Claim”) within 10 days of receipt of such notice by the Purchaser Indemnified Party. If notice of a Tax Claim is not given to the Sellers within a sufficient period of time to allow the Sellers to effectively contest such Tax Claim, or in reasonable detail to apprise the Sellers of the nature of the Tax Claim, in each case taking into account the facts and circumstances with respect to such Tax Claim, the Sellers will not be liable to any Purchaser Indemnified Party to the extent that the Sellers’ position is prejudiced as a result thereof.
          (ii) With respect to any Tax Claim relating solely to Taxes of the Indian Entity and Option One Advance Corporation for a Pre-Closing Tax Period or a Pre-Closing Straddle Period, the Sellers will control all proceedings taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner, provided, however, that the Sellers shall not settle or otherwise compromise any Tax Claim that could affect a Post-Closing Tax Period without Purchaser’s prior written consent, which consent will not be unreasonably withheld, conditioned or delayed. With respect to any Tax Claim relating to Taxes of the Indian Entity and Option One Advance Corporation for a Straddle Period, Purchaser may participate in, at its expense, and control that portion of any Tax Claim that affects only a Post-Closing Straddle Period or a Post-Closing Tax Period.
          (iii) In no case will any Purchaser Indemnified Party settle or otherwise compromise any Tax Claim with respect to a Pre-Closing Tax Period or a Pre-Closing Straddle Period without the Sellers’ prior written consent, which consent will not be unreasonably withheld, conditioned or delayed.
IX. EMPLOYEES AND EMPLOYEE BENEFITS
     9.01. Employee Benefits and Compensation. (a) All employees of the Indian Entity who as of the Closing Date are exclusively engaged in the Business will continue their employment with the Indian Entity immediately following (and will be treated as “Transferred Employees” on) the Closing Date. Sellers and the Indian Entity shall cause all employees of the Indian Entity, if any, who are not exclusively engaged in the Business to be transferred out of the Indian Entity or terminated prior to the Closing Date. Purchaser will, within 30 days after the date hereof and in accordance with the minimum thresholds set forth in Section 9.01(a) of the Disclosure Letter, offer employment to such Employees (other than Ineligible Employees and Employees of the Indian Entity) as selected by Purchaser in its sole discretion. Purchaser will notify Seller of the Employees to whom offers of employment are made or are to be made within 21 days after the date hereof. Any Employee (other than an Ineligible Employee) who accepts Purchaser’s offer of employment and is actively employed on the Closing Date will become a “Transferred Employee” as of the Closing Date. Any Employee (other than an Ineligible Employee) who accepts Purchaser’s offer of employment and is not actively employed on the Closing Date will become a “Transferred Employee” on the date he is able to return to active employment; provided that such Employee returns to employment before the expiration of his right to re-instatement pursuant to applicable Law or Seller’s written policy (a copy of which has been made available to Purchaser). Any Employee who is not a Transferred Employee will be an “Excluded Employee”.
     (b) During the 12-month period immediately following the Closing Date, Purchaser will provide each Transferred Employee that it continues to employ compensation and employee benefits that are substantially comparable in the aggregate to the aggregate compensation and employee benefits (excluding equity awards, retention bonuses, and severance) provided to such Transferred Employee by Sellers immediately prior to the Closing. In the event Purchaser terminates the employment of any Transferred Employee during the 6-month period immediately following the Closing Date, Purchaser shall pay or provide an amount of severance to such Transferred Employee equal to the amount of severance that would have been payable to such Transferred Employee by Sellers had such Transferred Employee’s employment been terminated by Sellers on the Closing Date (and such amounts are set forth in Section 9.01(b) of the Disclosure Letter), or such greater amount as may be required by Law.
     (c) Purchaser will assume and honor in accordance with their terms the Assumed Plans.
     (d) In furtherance to and not in limitation of the foregoing, Purchaser expressly acknowledges its assumption of all immigration obligations, Liabilities and undertakings arising from the previously certified Labor Condition Applications filed by the Company for the individuals listed on Section 9.01(d) of the Disclosure Letter who become Transferred Employees.
     (e) To the extent applicable Law imposes, in connection with the transfer of the Business to Purchaser, any obligation on Purchaser to (i) employ or offer employment to any Excluded Employee or former employee of the Business or (ii) pay or provide any severance benefits to any Excluded Employee who is terminated by Purchaser promptly following the Closing Date, subject to any notice requirements under applicable Laws, Sellers will indemnify Purchaser and its Affiliates from and against all costs incurred by Purchaser and its Affiliates for severance pay and benefits, pay in lieu of notice, and compensation and benefits during any period of notice prior to any termination of employment during which the Excluded Employee is not performing services for the Business.
     (f) Purchaser will cause all plans and programs of Purchaser that provide benefits to Transferred Employees to recognize all service of the Transferred Employees with the Sellers or any of their predecessors and Affiliates to the same extent and for the same purposes thereunder as such service was counted under similar benefit plans of the Sellers or any of their predecessors and Affiliates for all purposes (except that with respect to benefit accrual such service will not be counted to the extent that it would result in a duplication of benefits and will not be required to be counted for purposes of benefit accrual under any defined benefit pension plan). Any Purchaser Group Health Plan will not include with respect to any Transferred Employee any restrictions or limitations with respect to pre-existing condition exclusions or any actively-at-work requirements (except to the extent such restrictions or limitations were applicable as of the Closing Date under the Existing Group Health Plans), and any eligible expenses incurred by any Transferred Employee and his or her covered dependents during the portion of the plan year of such Existing Group Health Plan ending on the date such Transferred Employee’s participation in such Purchaser Group Health Plan begins will be taken into account under the Purchaser Group Health Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Transferred Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Purchaser Group Health Plan.

     (g) Following the Closing, the Company will cause the Seller Retirement Plan to make distributions to Transferred Employees in accordance with the terms of the Seller Retirement Plan. Purchaser will cause a defined contribution plan or plans sponsored by Purchaser to accept direct rollovers (described in Section 401(c) of the Code) of lump sum distributions which Transferred Employees receive from the Seller Retirement Plan.
     (h) Effective as of the Closing Date, Purchaser will establish Purchaser’s Flexible Spending Account Plan for the benefit of Transferred Employees. As soon as practicable after the Closing Date, Purchaser will cause Purchaser’s Flexible Spending Account Plan to assume the account balances associated with the Transferred Employees’ flexible spending accounts under Sellers’ Flexible Spending Account Plan, and Sellers will transfer promptly to Purchaser (i) cash equal to the sum of positive account balances (i.e., amounts withheld from Employees’ compensation and credited to the Flexible Spending Accounts of such Employees) and (ii) the sum of the negative account balances as of the Closing Date which shall be reflected in the Final Statement. After the Closing Date, Purchaser’s Flexible Spending Account Plan will be responsible for reimbursement of all previously unreimbursed reimbursable medical claims incurred by Transferred Employees in the Sellers’ plan year in which the Closing Date occurs up to the sum of the aggregate positive account balances plus the amount, if any, of negative account balances reflected in the Final Statement. To the extent the Purchaser receives contributions under its Flexible Spending Account Plan from participants who had a negative account balance as of the Closing Date and Purchaser is not obligated to provide a corresponding benefit to such participant, the Purchaser will pay to the Sellers an amount equal to such contributions promptly following December 31, 2008.
     (i) All unused vacation, personal days, sick days, holidays, or paid time off of the Transferred Employees that in the ordinary course of business remains unpaid as of the Closing Date, will be reflected in Closing Net Specified Assets, will be Purchaser’s responsibility and will be recognized by Purchaser under its vacation and other pay policies to the extent not paid by Sellers or their Affiliates on or before the Closing Date. To the extent that the Sellers or any of their Affiliates are required by applicable Law or the terms of any Employee Plan to make any payment to a Transferred Employee for any vacation accrued but unused and unpaid as of the Closing Date in connection with the consummation of the transaction, Purchaser will promptly reimburse the Sellers for the amount of such payment to the extent such Liability was properly reflected on the Final Statement.
     (j) As to any Transferred Employee that Purchaser terminates after the Closing Date, Purchaser will be solely responsible for satisfying any requirements under any applicable Laws or the terms of any Assumed Plan, including, without limitation, employment, discrimination, workers’ compensation, occupational safety and health, WARN Act and similar Laws.
     9.02. Employee Matters. (a) It is expressly agreed and understood that neither Purchaser nor the Sellers has any right, power or authority to control, direct or regulate the labor relations and human resources policies and procedures of the other, that neither is deemed to constitute the agent or representative of the other, and that neither is liable in any manner whatsoever for the acts or omissions of the other, its agents, representatives or employees.
     (b) At all times prior to the Closing, the Sellers will have sole and exclusive responsibility for the operation and management of the Business, for the employment and control of the Employees, for compliance with all Laws governing the employment relationship, and for compliance with the terms of any employment Contract or Employee Plan covering the Employees or any Former Employees. At all times subsequent to the Closing, Purchaser will have sole and exclusive responsibility for the employment and control of its employees with respect to their employment with the Purchaser and for compliance with all Laws governing the employment relationship with the Purchaser.
     9.03. Impermissibility; Good Faith. In the event that any provision hereof is not permissible under applicable Law, the parties agree that they shall in good faith take such actions as are permissible under such Law to carry out to the fullest extent possible the purposes of such provision.
     9.04. No Third-Party Beneficiaries. No provision of this Article IX creates any third-party beneficiary or other rights in any Employee or Former Employee (including any beneficiary or dependent thereof), any Seller, the Purchaser or any other Person other than the Parties hereto and their respective successors and assigns, or constitutes or creates an employment Contract or an amendment to or adoption of any employee benefit plan of or by any Seller or Purchaser. The employment of all Transferred Employees from and after the Closing Date shall be “at-will” employment except as otherwise required by applicable Laws or an employment contract set forth in Section 2.11 of the Disclosure Schedule.
X. CONDITIONS TO CLOSING
     10.01. Conditions to Each Party’s Obligations. The obligations of each Party hereto to consummate the transactions contemplated hereby are subject to the satisfaction of the following conditions:
     (a) the waiting period under the HSR Act relating to the Purchase shall have been terminated or expired;
     (b) no provision of any applicable Law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the transactions contemplated hereby; and
     (c) the Parties shall have obtained all of the third-party consents, waivers and approvals set forth in Section 10.01(c) of the Disclosure Letter.

     10.02. Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the transactions contemplated hereby is subject to the satisfaction of the following further conditions:
     (a) the Sellers shall have performed the obligations hereunder required to be performed by them on or prior to the Closing Date in all material respects;
     (b) the representations and warranties of the Sellers contained in this Agreement and in any certificate or other writing delivered by Purchaser pursuant hereto shall be true at and as of the Closing (without regard to any qualifications therein to materiality or Material Adverse Effect), as if made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
     (c) Purchaser shall have received a certificate signed by an officer of the Company certifying that the conditions set forth in Sections 10.02(a) through (b) shall have been satisfied;
     (d) (i) all of the conditions to Purchaser’s receipt of the financing contemplated by the Debt Commitments, or the alternative financing as contemplated in Section 6.01(c), shall have been satisfied or waived, and (ii) the lenders shall be ready, willing and able to fund such financing;
     (e) there shall not have occurred any event, change, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; and
     (f) the Company shall have delivered, or caused to be delivered, to Purchaser the items set forth in Section 1.05(c)(i) – (ix).
     10.03. Conditions to Obligation of Seller. The obligation of the Sellers to consummate the transactions contemplated hereby is subject to the satisfaction of the following further conditions:
     (a) Purchaser shall have performed the obligations hereunder required to be performed by it on or prior to the Closing Date in all material respects;
     (b) the representations and warranties of Purchaser contained in this Agreement and in any certificate or other writing delivered by Purchaser pursuant hereto shall be true in all material respects as of the date hereof and at and as of the Closing, as if made at and as of such time (or if made as of a specific date, at and as of such date);
     (c) the Company shall have received a certificate signed by an officer of Purchaser certifying that the conditions set forth in Sections 10.03(a) and (b) shall have been satisfied; and

     (d) Purchaser shall have delivered, or caused to be delivered, to Sellers the items set forth in Section 1.05(b)(i) – (vii).
     10.04. Frustration of Closing Conditions. Neither Purchaser nor the Sellers may rely on the failure of any condition set forth in Sections 10.01, 10.02 or 10.03, as the case may be, to be satisfied if such failure was caused by such Party’s failure to comply with its obligations to consummate the transactions contemplated by this Agreement and the Transaction Agreements as required by the provisions of this Agreement, including Section 6.01.
XI. TERMINATION
     11.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:
     (a) by mutual written agreement of the Sellers and Purchaser;
     (b) by either the Company, on behalf of the Sellers, or Purchaser if the Closing has not been consummated on or before the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 11.01(b) will not be available to the Party seeking to terminate if any action of such Party or the failure of such Party to perform any of its obligations under this Agreement required to be performed at or prior to the Closing has been the proximate cause of the failure of the Closing to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement. The Party desiring to terminate this Agreement pursuant to this Section 11.01(b) will give written notice of such termination to the other Party;
     (c) by either the Company, on behalf of the Sellers, or Purchaser if the other Party shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of any condition of the terminating Party’s obligation to consummate the transactions contemplated hereby and (ii) either (A) has not been cured within 30 days following the delivery of written notice of such breach or failure by the terminating Party or (B) is not capable of being cured by the Termination Date; provided that the terminating Party may not then be in material breach of this Agreement so as to cause the failure of any condition of the non-terminating Party’s obligation to consummate the transactions contemplated hereby; or
     (d) by the Company, as provided in Section 6.01(c).
     11.02. Effect of Termination. (a) Except as otherwise provided in Section 11.02(b), if this Agreement is terminated as permitted by Section 11.01, such termination will be without Liability of any Party hereto (or any equityholder, director, officer, employee, agent, consultant or representative of any such Party) to any other Party to this Agreement; provided, however, that nothing herein will relieve any Party from Liability for any willful and material breach hereof. Notwithstanding the foregoing, the provisions of Sections 6.01(c) (Commercially Reasonable Efforts; Further

Assurances), 6.03 (Public Announcements), 11.02 (Effect of Termination) and Article XIII (Miscellaneous) will survive any termination hereof pursuant to Section 11.01.
     (b) In the event that this Agreement is terminated (i) by the Company as provided in Section 6.01(c) and Section 11.01(d), or (ii) by the Company or Purchaser as provided in Section 11.01(b) provided that as of the Termination Date all of the conditions to the obligations of Purchaser to consummate the transactions contemplated hereby shall have been satisfied other than the conditions set forth in Section 10.02(d) and those conditions that by their nature are to be satisfied at the Closing, then, in the case of either clause (i) or clause (ii), Purchaser will pay to the Company (on behalf of the Sellers), $15 million in immediately available funds to an account designated in writing by the Company.
XII. SURVIVAL; INDEMNIFICATION; ARBITRATION
     12.01. Survival. (a) The representations and warranties of Purchaser and the Sellers contained in this Agreement and all claims with respect thereto will expire upon the first anniversary of the Closing Date; provided, however, that (i) the representations and warranties contained in Section 2.08 (Taxes) will expire 30 days following the expiration of the applicable statute of limitations, (ii) the representations and warranties contained in 2.11 (Employee Benefits) will expire upon the fifth anniversary of the Closing Date, (iii) the representations and warranties contained in Section 2.20(b) (Sufficiency of the Purchased Assets) will expire upon the second anniversary of the Closing Date and (iv) the representations and warranties contained in Sections 2.01 (Organization), 2.02 (Authority; Enforceability), 2.18 (Brokers), 2.20(a) (Title to the Purchased Assets), 3.01 (Organization), 3.02 (Authority; Enforceability) and 3.06 (Brokers) will survive the Closing indefinitely.
     (a) The covenants of the Parties contained in this Agreement will survive in accordance with their respective terms.
     12.02. Indemnification of Purchaser by Sellers. (a) From and after the Closing Date, Sellers will jointly and severally indemnify and save and hold harmless the Purchaser Indemnified Parties from and against any Covered Losses suffered by any such Purchaser Indemnified Parties resulting from or arising out of: (i) any misrepresentation of or inaccuracy in any representation or warranty of the Sellers contained in this Agreement or the Transaction Agreements, (ii) any nonfulfillment or breach of any covenant or agreement made by Seller in this Agreement that survives the Closing Date pursuant to Section 12.01(b), (iii) any Retained Liabilities, (iv) all Taxes to be borne by Sellers pursuant to Section 7.03, 7.04 or 8.03, (v) any legal fees and expenses related to pre-Closing litigation that have been charged to the debtor’s account and are not recoverable from the related trust, investor or owner of the subject Mortgage Loans pursuant to the terms of the relevant Servicing Agreement, (vi) any shortages in custodial or clearing accounts related to the Business, including any items set forth in the bank reconciliations with respect to such accounts that are aged more than 90 days as of the Closing Date, (vii) any pre-Closing operations of the Acquired

Entities not reflected in the Balance Sheet Liabilities and (viii) all obligations of any Seller under Article IX.
     (b) The Purchaser Indemnified Parties will not be entitled to assert any indemnification pursuant to Section 12.02(a)(i) after the expiration of the applicable survival period with respect to misrepresentations of or inaccuracies in the representations and warranties of the Sellers referenced in Section 12.01; provided, however, that if, on or prior to such expiration of the applicable survival period, a notice of claim shall have been given to the Sellers in accordance with Section 12.04 for such indemnification, the Purchaser Indemnified Parties will continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article XII.
     (c) Any indemnification of a Purchaser Indemnified Party pursuant to this Section 12.02 will be effected by wire transfer of immediately available funds from the Company or its designee to an account designated in writing by the applicable Purchaser Indemnified Party to the Company within 15 days after the final determination thereof.
     12.03. Indemnification of the Sellers by Purchaser. (a) From and after the Closing Date, Purchaser will indemnify and save and hold harmless the Seller Indemnified Parties from and against any Covered Losses suffered by any such Seller Indemnified Parties resulting from or arising out of: (i) any misrepresentation of or inaccuracy in any representation or warranty of Purchaser contained in this Agreement, (ii) any nonfulfillment or breach of any covenant or agreement made by Purchaser in this Agreement that survives the Closing Date pursuant to Section 12.01(b), (iii) any Assumed Liabilities and (iv) all Taxes allocated to Purchaser pursuant to Section 7.03, 7.04 or 8.03.
     (b) The Seller Indemnified Parties will not be entitled to assert any indemnification in accordance with Section 12.03(a)(i) after the expiration of the applicable survival period with respect to misrepresentations of or inaccuracies in the representations and warranties of Purchaser referenced in Section 12.01; provided, however, that if on or prior to the expiration of the applicable survival period, a notice of claim shall have been given to Purchaser pursuant to Section 12.04 for such indemnification, the Seller Indemnified Parties will continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article XII.
     (c) Any indemnification of a Seller Indemnified Party pursuant to this Section 12.03 will be effected by wire transfer of immediately available funds from Purchaser to an account designated by the applicable Seller Indemnified Party to Purchaser within 15 days after the final determination thereof.
     12.04. Procedures Relating to Indemnification. (a) In order for an indemnified party to be entitled to any indemnification provided for under this Article XII in respect of, arising out of or involving a Third-Party Claim, such indemnified party must notify the indemnifying party in writing, and in reasonable detail, of the Third-Party Claim as promptly as reasonably practicable after receipt by such indemnified party of written notice of the Third-Party Claim; provided, however, that failure to give such notification will not affect the indemnification provided hereunder except to the extent the indemnifying party has been actually prejudiced as a result of such failure. The indemnified party will deliver to the indemnifying party, within ten Business Days after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third-Party Claim.
     (b) If a Third-Party Claim is made against an indemnified party, the indemnifying party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party and reasonably satisfactory to the indemnified party. Should the indemnifying party so elect to assume the defense of a Third-Party Claim, the indemnifying party will not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless the Third-Party Claim involves potential conflicts of interest between the indemnified party and the indemnifying party that would be reasonably be expected to have a substantial adverse effect upon the interest of the indemnified parties. If the indemnifying party assumes such defense, the indemnified party will have the right to participate in the defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party will control such defense. The indemnifying party will be liable for the fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof. If the indemnifying party chooses to defend any Third-Party Claim, all the Parties will cooperate in the defense or prosecution thereof. Such cooperation will include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third-Party Claim, and the use of reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the indemnifying party has assumed the defense of a Third-Party Claim, the indemnified party will not admit any Liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the indemnifying party’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed). The indemnifying party may pay, settle or compromise a Third-Party Claim without the written consent of the indemnified party, so long as such settlement includes (i) an unconditional release of the indemnified party from all Liability in respect of such Third-Party Claim, (ii) does not subject the indemnified party to any injunctive relief or other equitable remedy, and (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any indemnified party.
     (c) If any indemnified party desires to assert any claim for indemnification provided for under this Article XII other than a claim in respect of, arising out of or involving a Third-Party Claim, such indemnified party will notify the indemnifying party in writing, and in reasonable detail (taking into account the information then available to such indemnified party), of such claim promptly after becoming aware of the existence of such claim; provided, however, that the failure of an indemnified party to notify the indemnifying party will relieve the indemnifying party from its obligation to indemnify only to the extent that the indemnifying party is actually prejudiced as a result of such failure.
     12.05. Limitations on Indemnification. (a) Sellers will have no Liability for indemnification pursuant to Section 12.02(a)(i) with respect to (i) Covered Losses for which indemnification is provided thereunder unless such Covered Losses exceed in the aggregate an amount equal to 1.0% of the Final Cash Payment (as finally determined pursuant to Section 1.06), in which case Sellers will be liable for all such Covered Losses in excess of such amount (subject to the other limitations set forth in this Agreement, including those set forth in clause (ii) of this Section 12.05(a)), or (ii) Covered Losses for which indemnification is provided thereunder to the extent that indemnification payments made in respect of such Covered Losses exceed in the aggregate an amount equal to 11.0% of the Final Cash Payment (as finally determined pursuant to Section 1.06), in which case Sellers will not be liable for the portion of such Covered Losses in excess of such amount.
     (b) Purchaser will have no Liability for indemnification pursuant to Section 12.03(a)(i) with respect to (i) Covered Losses for which indemnification is provided thereunder unless such Covered Losses exceed in the aggregate an amount equal to 1.0% of the Final Cash Payment (as finally determined pursuant to Section 1.06), in which case Purchaser will be liable for all such Covered Losses in excess of such amount (subject to the other limitations set forth in this Agreement, including those set forth in clause (ii) of this Section 12.05(b)), or (ii) Covered Losses for which indemnification is provided thereunder to the extent that indemnification payments made in respect of such Covered Losses exceed in the aggregate an amount equal to 11.0% of the Final Cash Payment (as finally determined pursuant to Section 1.06), in which case Purchaser will not be liable for the portion of such Covered Losses in excess of such amount.
     (c) No indemnified party will be entitled to recover from an indemnifying party more than once in respect of the same Covered Loss.
     12.06. Agreement to Arbitrate. (a) Agreement to Arbitrate. Unless the Parties otherwise agree, any Arbitrable Dispute between the Parties will be submitted to and finally resolved by arbitration in accordance with the Arbitration Rules, as the rules may be modified in this Agreement; (b) that the procedures set forth in this Section 12.06 will be the sole and exclusive manner by which any Arbitrable Dispute relating to any of the foregoing matters will be claimed and irrevocably waives any right to begin any Action in or before any Governmental Authority relating to an Arbitrable Dispute; and (c) that it irrevocably waives any right to any trial by jury with respect to any Arbitrable Dispute between the Parties or any of their related indemnified Persons arising out of or relating to this Agreement.

     (b) Demand for Arbitration; Forum. In the event of an Arbitrable Dispute, any Party may deliver an Arbitration Demand Notice in respect of such Arbitrable Dispute to the Parties to the dispute in the manner set forth in Section 13.02. The forum for such arbitration will be agreed on by the Parties or, in the absence of any agreement, will be in a venue located in New York City.
     (c) Selection of Arbitrators. Arbitration will be conducted by a panel of three arbitrators selected as provided in this Section 12.06. In connection with any Arbitrable Dispute in respect of which an Arbitration Demand Notice has been delivered, each Party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within ten days of their appointment. If the arbitrators selected by the Parties are unable or fail to agree upon the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. In connection with the selection of the arbitrators, consideration will be given to familiarity with transactions in the Business’ industry and experience in dispute resolution between parties, as a judge or otherwise. Notwithstanding anything to the contrary in this Agreement, the rules of the American Arbitration Association relating to the selection of arbitrators and the location of arbitrations shall not apply to arbitrations hereunder. If an arbitrator cannot continue to serve, a successor will be selected by the same manner in which his or her predecessor was chosen. If such withdrawal occurs after the arbitration hearing has begun but before a final decision has been delivered, a full rehearing will be held if, and only if, the remaining arbitrators unanimously agree that a rehearing is appropriate.
     (d) Arbitration Decision. The final decision of the arbitration panel will be rendered in writing to the Parties not later than 60 days after the last hearing date, unless otherwise agreed by the Parties in writing. The decision of the arbitration panel will be final and binding on the Parties, and judgment thereon may be had and will be enforceable in any court having jurisdiction over the Parties. The arbitrator or arbitrators will be guided, but not bound, by the Federal Rules of Evidence and by the procedural rules, including discovery provisions, of the Federal Rules of Civil Procedure. Any discovery will be limited to information directly relevant to the controversy or claim in arbitration.
     (e) Arbitration Panel’s Authority. The arbitration panel will give effect to the applicable provisions of this Agreement and the Transaction Agreements and follow applicable Law and will have full power and authority to determine issues of arbitrability and to interpret or construe the applicable provisions of this Agreement or any Transaction Agreement and to determine the amount of any Covered Losses in respect of such Arbitrable Dispute, subject to the terms and limitations of this Agreement. If a Party fails or refuses to appear at and participate in an arbitration hearing after due notice, the arbitrator may hear and determine the controversy on evidence produced by the appearing Party.
     (f) Law Governing Arbitration Procedures. The interpretation of the provisions of this Section 12.06, only insofar as they relate to the agreement to arbitration and any procedures pursuant thereto, will be governed by the Federal

Arbitration Act and other applicable federal Law. In all other respects the interpretation of this Agreement will be governed as set forth in Section 13.06.
          12.07. Exclusive Remedy. The Parties are sophisticated entities that were advised by experienced advisors in connection with this Agreement and the transactions contemplated hereby. The limitations on Liability set forth herein are an integral part of the Parties’ bargain and none of them would have entered into this Agreement if it believed it had potential Liability under any theories other than contract as herein provided. Accordingly, except as otherwise expressly provided in any Transaction Agreement, Article VIII and this Article XII provide the exclusive remedy of the Parties following the Closing for any losses arising out of any misrepresentation, breach of the representations, warranties, covenants or agreements of the Parties contained in this Agreement, or other matter based upon or arising out of the transactions contemplated hereby, including any alleged fraud, deception or other act or omission. In furtherance of the foregoing, each of the Parties hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the other Parties, arising under or based upon any Law (including CERCLA and other Environmental Laws, fraud, deceptive trade practices and other Laws), other than the right to seek indemnity pursuant to this Article XII.
XIII. MISCELLANEOUS
          13.01. Definitions. The following terms, as used herein, have the following meanings:
     “Accounting Firm” means BDO Seidman LLP or, if BDO Seidman LLP refuses to serve, a jointly-appointed, nationally-recognized, independent certified public accounting firm mutually acceptable to the Company and Purchaser.
     “Accounting Principles” has the meaning set forth in Section 1.06(a).
     “Acquired Entities” means, collectively, the Indian Entity, Option One Advance Corporation, and the Option One Trust.
     “Action” means any civil, criminal or administrative claim, demand, action, suit, proceeding (public or private), investigation, hearing litigation, prosecution, arbitration, mediation, SEC “Wells” process or audit by or before any Governmental Authority.
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.
     “Agreement” has the meaning set forth in the Preamble.

     “Allocation Schedules” has the meaning set forth in Section 1.07(a).
     “Amendment Advances” means the Servicing Advances (as such term is utilized in the Sample Statement) set forth on Section 13.01(a) of the Disclosure Letter, to the extent that such Servicing Advances remain at the Closing and a Financing Amendment has not been obtained for the Servicing Agreement giving rise to such Servicing Advance prior to the Closing.
     “Applicable Requirements” means, with respect to the Business: (a) all obligations under any Servicing Agreement and (b) all Laws and Governmental Orders pertaining to the servicing of Mortgage Loans applicable to the Business.
     “Arbitration Demand Notice” means a written demand that an Arbitrable Dispute be resolved by binding arbitration.
     “Arbitrable Dispute” means any dispute, controversy or claim between the Parties arising out of or related to this Agreement, except for any dispute, controversy or claim to be resolved by the Accounting Firm pursuant to Section 1.06 or 1.07 hereof.
     “Arbitration Rules” means the Commercial Arbitration Rules of the American Arbitration Association as then currently in effect.
     “Assigned Contracts” means, collectively:
     (i) all Contracts (other than Securitization Servicing Agreements and Loan Sale Servicing Agreements, which are addressed in clauses (ii) and (iii), below) to which any of the Sellers or the Indian Entity is a party that are listed or described in Section 2.15 of the Disclosure Letter or would be required to be so listed but for (A) the fact that they were entered into after the date hereof in accordance with, and as permitted under, the terms of this Agreement, or (B) the limitations in Section 2.15 with respect to the dollar amount involved or duration of the Contract or (C) the cross-reference in Section 2.15 to Sections 2.11 and 2.13;
     (ii) with respect to the Securitization Servicing Agreements, any ancillary agreements entered into by any of the Sellers or the Indian Entity in connection therewith in accordance with, and as permitted under, the terms of this Agreement; and
     (iii) with respect to the Loan Sale Servicing Agreements, the rights and obligations of the Sellers only in their capacity as the servicer under such Contracts.
The Assigned Contracts do not include any Non-Consent Servicing Agreements.
     “Assignment and Bill of Sale” means a general assignment and bill of sale in the form of Exhibit B.
     “Assumed Legacy Litigation Liabilities” has the meaning set forth in Section 1.02(a)(viii).

     “Assumed Liabilities” has the meaning set forth in Section 1.02(a).
     “Assumed Plans” means the Employee Plans of the Indian Entity which solely cover current or former employees of the Indian Entity, and employment and retention agreements of Transferred Employees that are separately identified on Section 2.11 of the Disclosure Letter.
     “Assumption Agreement” means an assignment and assumption agreement in the form of Exhibit C.
     “Balance Sheet Date” means January 31, 2008.
     “Balance Sheet Liabilities” means all of the Liabilities reflected in the Final Statement, to the extent reflected thereon.
     “Book Value” means the book value of a given asset as determined in accordance with the Accounting Principles.
     “Business” has the meaning set forth in the Recitals.
     “Business Balance Sheet” means the unaudited consolidated balance sheet of the Business as of the Balance Sheet Date.
     “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.
     “Business Intellectual Property” means all (i) Intellectual Property owned by the Sellers or the Indian Entity and primarily related to the Business and (ii) Servicing IT Systems.
     “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq.
     “Closing” has the meaning set forth in Section 1.05(a).
     “Closing Date” has the meaning set forth in Section 1.05(a).
     “Closing Date Cash Payment” has the meaning set forth in Section 1.04.
     “Closing Specified Net Assets” means the Specified Net Assets of the Business as of the Closing Date.
     “Code” means the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.
     “Company” has the meaning set forth in the Preamble.
     “Company Servicing Policies” means the written policies and procedures used by the Sellers and the Indian Entity in the Business.

     “Confidential Information” means all information (written or otherwise), in any form or medium, that is confidential, proprietary or otherwise not generally available to the public and primarily relates to the Business.
     “Contract” means any legally enforceable agreement, contract, commitment, instrument, undertaking, lease, note, mortgage, indenture, sales or purchase order, license or arrangement, whether written or oral.
     “Copyrights” means copyrights, copyrightable works, works of authorship, rights in databases and data collections, moral and economic rights of authors and inventors, and all registrations, applications, renewals, extensions and reversions thereof.
     “Covered Loss” means any and all Liabilities (excluding contingent Liabilities, but including Liabilities arising out of any settlement, judgment or compromise relating to any Action) and any reasonable costs and expenses related thereto (including interest and penalties due and payable to third parties, including Governmental Authorities, with respect thereto and reasonable attorneys’ and accountants’ fees and any other reasonable out-of-pocket expenses incurred in investigating, preparing, defending, avoiding or settling any Action), including any of the foregoing arising under, out of or in connection with any Action, Governmental Order or award of any arbitrator of any kind, or any Law or Contract; provided, however, that Covered Loss excludes, except with respect to Third-Party Claims, any punitive, exemplary, consequential or similar damages and any diminution in value or lost profits. The amount of any Covered Loss subject to indemnification hereunder will be calculated net of any net insurance proceeds received by the indemnitee on account of such Covered Loss and any other payment received with respect to a Covered Loss. The indemnitee will (i) seek full recovery from any third parties and under all insurance policies covering any Covered Loss and (ii) use its commercially reasonable efforts to mitigate any actual or potential Covered Loss, in each case to the same extent as it would if such Covered Loss were not subject to indemnification pursuant to the terms of this Agreement. In the event that a net insurance or other recovery is received by the indemnitee with respect to any Covered Loss for which indemnitee has been indemnified hereunder, then a refund equal to the aggregate amount of the net recovery will be made, which refund will be paid promptly to the indemnitor that provided such indemnification to the indemnitee.
     “Data Room” means that certain virtual data room relating to the Business established by Sellers through WebEx WebOffice as such data room existed on the Business Day immediately preceding the date of this Agreement.
     “Debt Commitment” means the fully executed commitment letter attached hereto as Exhibit F.
     “Delinquency Adjustment” means an amount equal to the sum of (i) $2.0 million for each tenth of a percentage point by which the Portfolio Delinquency Rate exceeds the Delinquency Threshold, up to a maximum of a $20 million adjustment (reflecting a Portfolio Delinquency Rate that exceeds the Delinquency Threshold by one percentage point, plus (ii) in the event that the Portfolio Delinquency Rate is more than one percentage point higher than the Delinquency Threshold, an additional $1.0 million for each tenth of a percentage point by which the Portfolio Delinquency Rate exceeds a threshold equal to the Delinquency Threshold plus one percentage point. This amount will be ratably adjusted to four significant figures. For example, if the Delinquency Threshold is 38.5%, and the Portfolio Delinquency Rate is 41.236%, the total Delinquency Adjustment would be $37.24 million. If the Portfolio Delinquency Rate is less than the Delinquency Threshold, the Delinquency Adjustment will be $0.
     “Delinquency Threshold” means (i) 38.5%, if the Closing occurs on or before April 30, 2008, and (ii) 39.5%, if the Closing occurs on or after May 1, 2008.
     “Disclosure Letter” means the disclosure letter delivered by the Sellers to Purchaser prior to the execution and delivery of this Agreement.
     “Documents Employees” means the Persons set forth on Section 13.01(b) of the Disclosure Schedule, to the extent that such Persons become Transferred Employees and for so long as such Persons continue to be employees of the Purchaser or any of its Affiliates, and any replacements for such Persons. In no case will there be more than 4 Documents Employees at any time.
     “Domain Names” means Internet electronic addresses, uniform resource locators and alpha-numeric designations associated therewith registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority as part of an electronic address on the Internet and all applications for any of the foregoing.
     “Employee” means any individual who, as of the Closing, is actively employed (whether full- or part-time) by the Business or any such individual who is on short-term disability leave, authorized leave of absence, military service or lay-off with recall rights as of the Closing.
     “Employee Plans” has the meaning set forth in Section 2.11(a)(i).
     “Environment” means any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata and natural resources.
     “Environmental Law” means any Law concerning the protection of the Environment and the generation, treatment, disposal or release of or to hazardous or toxic materials, substances or wastes or pollutants or contaminants (collectively, “Hazardous Materials”) or the protection of human health or safety as such relates to exposure to Hazardous Materials.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Estimate Statement” has the meaning set forth in Section 1.06(a).

     “Estimated Closing Specified Net Assets” has the meaning set forth in Section 1.06(a).
     “Estimated Delinquency Adjustment” has the meaning set forth in Section 1.06(a).
     “Estimated MERS Adjustment” has the meaning set forth in Section 1.06(a).
     “Estimated Tax Contract Adjustment” has the meaning set forth in Section 1.06(a).
     “Excluded Assets” has the meaning set forth in Section 1.01(b).
     “Excluded Employees” has the meaning set forth in Section 9.01(a).
     “Existing Group Health Plan” means the group health plans of the Company or its Affiliates that covered the Transferred Employees immediately prior to the Closing Date.
     “Final Cash Payment” has the meaning set forth in Section 1.06(d).
     “Final Closing Specified Net Assets” has the meaning set forth in Section 1.06(b).
     “Final Delinquency Adjustment” has the meaning set forth in Section 1.06(b).
     “Final MERS Adjustment” has the meaning set forth in Section 1.06(b).
     “Final Statement” has the meaning set forth in Section 1.06(b).
     “Final Tax Contract Adjustment” has the meaning set forth in Section 1.06(b).
     “Financial Statements” means, collectively, the Business Balance Sheet and the P&L.
     “Financing Amendment” means, in respect of any Servicing Agreement that gives rise to an Amendment Advance, an amendment to such Servicing Agreement that allows such Amendment Advance to be financed under the credit facilities contemplated by the Debt Commitment (or an alternate credit facility as contemplated by Section 6.01(c)).
     “Fixed Price Component” has the meaning set forth in Section 1.04.
     “Former Employees” means persons who are former employees of the Sellers.
     “GAAP” means United States generally accepted accounting principles, consistently applied.
     “General Enforceability Exceptions” means the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles, whether considered in a proceeding in equity or at law.
     “Governmental Authority” means any federal, state, local or foreign government (including any political or other subdivision or judicial, legislative, executive or administrative branch, agency, commission, authority or other body of any of the foregoing) or any arbitral body.
     “Governmental Orders” means any orders, judgments, injunctions, awards, decrees, writs or other legally enforceable requirement handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Authority.
     “Greenwich” means Greenwich Capital Financial Products, Inc.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “HSR Clearance” means the expiration or termination of the applicable waiting period under the HSR Act.
     “HSR Filing” means an appropriate filing of a Notification and Report Form pursuant to the HSR Act.
     “Indebtedness” means, without duplication, (a) any indebtedness for borrowed money, whether secured or unsecured, or issued in substitution for or exchange of indebtedness for borrowed money, (b) any indebtedness evidenced by any note, bond, debenture or other debt security, or are Liabilities in respect of mandatorily redeemed or purchasable capital stock or securities convertible into capital stock; (c) any obligations as lessee under capital leases, (d) obligations under conditional sale or other title retention agreement relating to property purchased by such Person, (e) any guaranty of any of the foregoing (including with respect to any third party), and (f) any fees, penalties, premiums (in the case of prepayments or otherwise) or accrued and unpaid interest with respect to the foregoing.
     “Indian Entity” means Option One Mortgage Corporation (India) Private Limited.
     “Indian Entity Equity Interests” means all of the equity interests held by the Sellers in the Indian Entity.
     “Indian Entity Minority Interest” means 1% of the equity interests of the Indian Entity.
     “Ineligible Advances” means, collectively, Pending Transfer Advances and Whole Loan Advances.
     “Ineligible Employee” means those persons listed on Section 13.01(c) of the Disclosure Letter.

     “Intellectual Property” means any and all intellectual property rights and related proprietary rights, arising from or in respect of the following (whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention): all (a) Patents; (b) Marks; (c) Internet Domain Names; (d) Trade Secrets; (e) Copyrights; (f) other intellectual or industrial property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world; and (g) all documentation and embodiments of the foregoing.
     “Investor” means any Person who owns or holds Mortgage Loans, or servicing rights related thereto, sold by any Seller.
     “IRS” means the United States Internal Revenue Service.
     “IT Systems” means all electronic data processing, information, recordkeeping, communications, telecommunications, networking, account management, inventory management and other such applications, software, hardware, equipment and services (including all applications and software installed on all hardware and equipment), and all documentation related to the foregoing.
     “Knowledge” means the actual knowledge of (i) with respect to the Sellers, any person identified in Section 13.01(d) of the Disclosure Letter, and (ii) with respect to Purchaser, of any officer or director of Purchaser.
     “Law” means any statute, law, ordinance, regulation, rule, code or other requirement (including common law) of a Governmental Authority or any Governmental Order.
     “Leased Real Property” means real property leased or subleased by any Seller or the Indian Entity as a tenant or subtenant and listed in Section 2.13(b) of the Disclosure Letter.
     “Leases” means all real property leases and subleases relating to the Leased Real Property.
     “Legacy IT Systems” means all IT Systems owned by any of the Sellers or the Indian Entity that are primarily related to their wholesale mortgage loan origination business, including, without limitation, those listed in Section 1.01(a)(xi) of the Disclosure Letter.
     “Liability” means any direct or indirect liability, debt, obligation, commitment, guaranty, claim, loss, damage, deficiency, fine, cost or expense of any kind, whether relating to payment, performance or otherwise, known or unknown, fixed, absolute or contingent, accrued or unaccrued, matured or unmatured, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, whenever and however arising (including whether or not required to be reflected or reserved against on the financial statements of the obligor under GAAP).

     “Licensed Intellectual Property” means all Intellectual Property that any Seller or the Indian Entity is licensed or otherwise permitted by other Persons to use or otherwise exploit, in each case in connection with the Business.
     “Lien” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way or other encumbrance of any kind, other than those arising by reason of restrictions on transfers under federal, state and foreign securities Laws.
     “Loan Sale Servicing Agreement” means any Contract pursuant to which any Seller or the Indian Entity performs mortgage loan servicing in connection with a whole loan sale of Mortgage Loans.
     “Low-Balance Advances” means Servicing Advances (as such term is utilized in the Sample Statement) set forth on Section 13.01(e) of the Disclosure Letter, to the extent that such Servicing Advances remain at the Closing.
     “Marks” means trademarks, service marks, trade names, brand names, trade dress, slogans, logos, corporate names and other indicia of origin or other business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions thereof.
     “Material Adverse Effect” an event, change, occurrence, or development having or resulting in, or that would be reasonably be expected to have or result in, a material adverse effect on the operations, assets, Liabilities, financial condition or results of operations of the Business, taken as a whole; provided, however, that any such effect resulting or arising from or relating to any of the following matters will not be considered when determining whether a Material Adverse Effect has occurred or would be reasonably expected to occur: (i) any conditions in the industry in which the Business competes in general (including, the nonprime and subprime mortgage loan servicing markets), including (A) competition in any of the geographic areas in which the Company or the Subsidiaries operate or developments or changes therein, (B) changes in levels of delinquency rates, defaults, loss rates and early payment defaults, and (C) changes in general liquidity and the availability of cash for operations, including warehouse financing or servicing advance financing and any resulting affects on the nonprime or subprime markets; (ii) any conditions in the United States general economy or the general economy in the geographic area in which the Sellers or the Indian Entity operate or developments or changes therein; (iii) political conditions, including acts of war (whether or not declared), armed hostilities and terrorism, or developments or changes therein; (iv) any conditions resulting from natural disasters; (v) compliance by the Sellers with their covenants and agreements contained in this Agreement; (vi) the failure of the financial or operating performance of the Company and Subsidiaries, taken as a whole, to meet internal projections or budgets for any period prior to, on or after the date of this Agreement (but the underlying reason for failure to meet such projections or budgets may be considered); (vii) any action taken or omitted to be taken by or at the request or with the consent of Purchaser; (viii) effects or conditions resulting from the announcement of this Agreement or the transactions contemplated hereby or the identity of the Purchaser (including any employee departures); or (ix) changes in any Laws or accounting principles; provided, further, that with respect to clauses (i), (ii), (iii), (iv) or (ix), such event, change or occurrence will be considered to the extent that it disproportionately affects the Business as compared to businesses of similar size operating in the same industry and geographic areas as the Business operates.
     “Material Contracts” has the meaning set forth in Section 2.15(a).
     “MERS Adjustment” means an amount equal to (i) $30, multiplied by (ii) the number of Mortgage Loans serviced by the Business as of the Closing Date that are not MERS Mortgage Loans.
     “MERS Mortgage Loan” means a Mortgage Loan serviced by the Business as of the Closing Date that, as of the Closing Date, either (i) is registered on and assigned to MERS, or (ii) a registration statement and a proper assignment (together with the payment in full of any necessary registration fees) have been submitted in respect of such Mortgage Loan prior to the Closing Date such that registration and assignment of such Mortgage Loan on MERS is pending as of the Closing Date.
     “Mortgage Loans” means any residential mortgage loan or other extension of credit secured by a Lien on real property of a borrower.
     “Names” means the trade names, service marks and trademarks owned or licensed by H&R Block, Inc. and its Affiliates (excluding the Sellers and the Indian Entity), and any variations and derivatives thereof (including those listed on Section 2.14(g) of the Disclosure Letter).
     “Non-Consent Servicing Advances” means the Servicing Advances and Servicing Related Assets (as such terms are used in the Sample Statement) associated with any Non-Consent Servicing Agreement as of the Closing Date.
     “Non-Consent Servicing Agreements” means any Servicing Agreements of the Business as of the Closing Date in respect of which Qualifying Consent has not been obtained at the Closing.
     “Objection Notice” has the meaning set forth in Section 1.06(b).
     “Obligations” has the meaning set forth in Section 4.05.
     “OOAC Stock” has the meaning set forth in Section 1.01(a)(xv).
     “Option One Advance Corporation” has the meaning set forth in Section 1.01(a)(xv).
     “Option One Indenture” means the Amended and Restated Indenture, dated as of January 18, 2008, between the Option One Trust and Wells Fargo Bank, National Association.

     “Option One Trust” has the meaning set forth in Section 1.01(a)(xvi).
     “P&L” means the unaudited income statement for the Business for the nine-month period ending on the Balance Sheet Date.
     “Parent” has the meaning set forth in the Preamble.
     “Parties” has the meaning set forth in the Preamble.
     “Patents” means patents and patent applications, including all continuations, divisionals, continuations-in-part and provisionals and patents issuing thereon, and all reissues, reexaminations, substitutions, renewals and extensions thereof.
     “Pending Transfer Advances” means the Servicing Advances (as such term is utilized in the Sample Statement) set forth on Section 13.01(f) of the Disclosure Letter, to the extent that such Servicing Advances remain at the Closing.
     “Permits” means all governmental permits, licenses, franchises, variances, exemptions, exceptions, orders and other governmental authorizations, consents, clearances and approvals necessary to be held by the Sellers to conduct the Business as presently conducted.
     “Permitted Liens” means: (a) Liens that relate to Taxes imposed upon any Seller that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been reflected in the Final Statement; (b) Liens imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business; (c) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations and for which adequate reserves have been reflected in the Final Statement; (d) mechanics’, carriers’, workers’, repairers’ and similar Liens imposed upon any Seller arising or incurred in the ordinary course of business and for which adequate reserves have been reflected in the Final Statement; (e) the effect of zoning, entitlement and other land use and Environmental Laws; (f) imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property; (g) any utility company or Governmental Authority rights, easements or franchises for electricity, water, sanitary sewer, steam, surface water drainage, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Leased Real Property or other general easements granted to Governmental Authorities in the ordinary course of developing or operating any Leased Real Property; and (h) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway or other matters which would be shown by a current, accurate survey or physical inspection of any Leased Real Property; provided, however, that in the case of clauses (e) through (h), none of the foregoing individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the continued use of the property in a manner consistent with past practice.
     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.
     “Personal Property Taxes” has the meaning set forth in Section 7.04.
     “Portfolio Delinquency Rate” means a percentage equal to (i) the unpaid principal balance of Mortgage Loans serviced by the Business as of the Closing Date that are “30+ delinquent” Mortgage Loans and REOs, as such amount would be calculated pursuant to the guidelines of the Office of Thrift Supervision, over (ii) the unpaid principal balance of Mortgage Loans serviced by the Business on the Closing Date.
     “Post-Closing Cooperation Agreement” has the meaning set forth in Section 6.08.
     “Post-Closing Servicing Agreement” has the meaning set forth in Section 6.08.
     “Post-Closing Straddle Period” has the meaning set forth in Section 8.04(b).
     “Post-Closing Tax Period” means all taxable periods beginning after the Closing Date.
     “Pre-Closing Straddle Period” has the meaning set forth in Section 8.04(b).
     “Pre-Closing Tax Period” means all taxable ending on or before the Closing Date.
     “Purchase” has the meaning set forth in the Recitals.
     “Purchased Assets” has the meaning set forth in Section 1.01(a).
     “Purchaser” has the meaning set forth in the Preamble.
     “Purchaser Balance Sheet Date” has the meaning set forth in Section 3.05(b).
     “Purchaser’s Flexible Spending Account Plan” means a medical flexible spending account plan to be established by Purchaser effective as of the Closing Date.
     “Purchaser Group Health Plan” means any medical, dental or health plan of Purchaser that provides group health benefits to Transferred Employees on and after the Closing Date.
     “Purchaser Indemnified Parties” means Purchaser and its officers, directors and Affiliates.
     “Purchaser Tax Act” has the meaning set forth in Section 8.05.
     “Qualifying Consent” means, in respect of any servicing agreement, all of the consents, waivers and approvals necessary to be obtained from the relevant trustee (or other counterparty) and any insurer, as applicable (including any underlying required ratings agency approvals) to transfer such Servicing Agreement to Purchaser.
     “Real Property Taxes” has the meaning set forth in Section 7.04.
     “Reference Rate” means the rate per annum equal to the one month London Interbank Offered Rate as published in The Wall Street Journal, Eastern Edition, plus 100 basis points.
     “REO” means a mortgaged property acquired as a result of the liquidation of a Mortgage Loan.
     “Representatives” means, in respect of any Person that is an entity, such Person’s shareholders, officers, directors, employees, advisors and agents.
     “Required Regulatory Approvals” means the consents, waivers, authorizations, notices and filings listed or required to be listed on Section 2.04 of the Disclosure Letter.
     “Retained Liabilities” has the meaning set forth in Section 1.02(b).
     “Sample Statement” means the unaudited statement of Specified Net Assets of the Business as of the Balance Sheet Date set forth in Section 1.06(a) of the Disclosure Letter. Solely for purposes of the preparing the Sample Statement, it has been assumed that none of the Servicing Advances constitutes an “Ineligible Advance” or a “Seller Financed Advance.” For purposes of the Final Statement, Servicing Advances will be deemed to be “Ineligible Advances” or “Seller-Financed Advances” to the extent provided herein.
     “Schedule Supplement” has the meaning set forth in Section 6.07.
     “Section 338(h)(10) Election” has the meaning set forth in Section 8.04(g).
     “Seller Advance Facility” has the meaning set forth in Section 1.04(b).
     “Seller Financed Advances” means, collectively, the Amendment Advances and the Low Balance Advances.
     “Seller Guarantees” means all guarantees, surety bonds, covenants, indemnities, letters of credit, letters of comfort and similar credit assurances provided by H&R Block, Inc. or any of its Affiliates (other than the Indian Entity) to the extent that they relate to the Business or any Assumed Liability.
     “Seller Indemnified Parties” means the Sellers, their Affiliates and their respective officers and directors.
     “Seller Retirement Plan” means the 401(k) Retirement Plan in effect at the Sellers.

     “Seller Tax Returns” has the meaning set forth in Section 8.04(c)(ii).
     “Sellers” has the meaning set forth in the Preamble.
     “Sellers’ Flexible Spending Account Plan” means Sellers’ medical flexible spending account plan as in effect immediately prior to the Closing.
     “Selling Subsidiaries” has the meaning set forth in the Preamble.
     “Securitization Servicing Agreement” means any Contract pursuant to which any Seller or the Indian Entity performs Mortgage Loan servicing in connection with the securitization of mortgage loans.
     “Servicing Agreement” means any Contract pursuant to which any Seller or the Indian Entity performs Mortgage Loan servicing, including Loan Sale Servicing Agreements and the Securitization Servicing Agreements.
     “Servicing IT Systems” means all IT Systems owned by any of the Sellers or the Indian Entity that are primarily related to the Business.
     “Servicing Rights” means all right, title and interest of Sellers in and to: (a) the right to service the Mortgage Loans under the Servicing Agreements, including the right to receive any servicing fees related thereto; (b) the related master servicing and/or servicing obligations as specified in each Servicing Agreement, including the obligations to administer and collect the payments of or relating to the Mortgage Loans, and to remit all amounts and provide information reporting to others in accordance with the Servicing Agreements; (c) the right of ownership, possession, control or use of any and all files and loan documents pertaining to the servicing of the Mortgage Loans as provided in the Servicing Agreements; (d) the rights with respect to, and obligations to make, any advances required pursuant to any Servicing Agreement, including obligations to reimburse funds borrowed from any custodial or other accounts under a Servicing Agreement; (e) the “clean-up call” right, if any, to purchase the related Mortgage Loans upon the aggregate principal balance thereof being reduced below a specified amount to the extent provided for in the Servicing Agreement; and (f) all other rights, powers and privileges of Sellers as the master servicer, servicer or subservicer under the Servicing Agreements as expressly set forth therein or as deemed at Law.
     “Specified Net Assets” means, in each case with respect to the Business (a) the sum of (i) 100% of the Book Value of “Cash,” (ii) 97% of the Book Value of “Corporate Advances” (which constitutes general ledger account entries 1845, 1854 and 1855), “Escrow Advances” (which constitutes general ledger account entries 1826 and 1827), and “P&I Advances” (which constitutes general ledger account entry 1842), (iii) 100% of the Book Value of general ledger account 1830 (“Other Advances—NSF Advances”), (iv) 100% of the Book Value of “Delinquent Servicing Fees Receivable” (which constitutes general ledger account entries 1812 and 1813), and (v) 100% of the Book Value of “Other Servicing Related Assets” (which constitutes general ledger account entries 1802, 1810, 1814, 1816, 1844, and 1861), minus (b) the sum of 100% of the Book Value of (x) “Servicing Related Liabilities” (which constitutes general ledger account entries 2400, 2402, 2403, 2405, 2406, 2408, 2409, 2410, 2411, 2420, 2424) plus (y) “Deferred Revenue” (which constitutes general ledger account entry 2510) and (z) “Other Liabilities” (which constitutes general ledger account entries 2100, 2103, 2104, 2107, 2108, 2112, 2113, 2114, 2115, 2120, 2121, 2136, 2137, 2138, 2139, 2145, 2151, 2158). Each of the capitalized terms in the foregoing sentence in quotation marks and general ledger account entries have meanings consistent with the meanings given to such terms and entries in the Sample Statement. Notwithstanding anything to the contrary herein, the calculation of Specified Net Assets will not include (i) any Specified Other Advances, (ii) any assets that are Excluded Assets, (iii) any Liabilities that are Excluded Liabilities, and (iv) any Seller Financed Advances.
     “Specified Other Advances” means the servicing advances that are reflected in general ledger account entries 1819 (“Service Rlsd Adv—Receivable”), 1820 (“Investor Int Shortfall Adv”), 1824 (“Servicing-Misc Receivable”), 1831 (“Nsf Advances on P.I.F. Loans”), 1833 (“Nsf Advances on Serv Rel Loans”) and 1857 (“Bank Adjustments Receivable”), in each case as included in the Final Statement . Each of the capitalized terms and general ledger account entries in the preceding sentence have meanings consistent with the meanings given to such terms and entries in the Sample Statement.
     “Straddle Period” has the meaning set forth in Section 8.04(b).
     “Subsidiaries” means the direct and indirectly owned subsidiaries of the Company (each, a “Subsidiary”).
     “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person or by another subsidiary of such first Person.
     “Tax” means all taxes, fees, levies, assessments or other charge imposed in the nature of or in lieu of any tax imposed by a Taxing Authority, including income, gross receipts, excise, real and personal property, municipal, capital, sales, use, transfer, license, payroll and franchise taxes, and such term will include any interest, penalties, fines, additions to tax or additional amounts in respect of the foregoing.
     “Tax Contract Adjustment” means an amount equal to (i) $50, multiplied by (ii) the number of Mortgage Loans serviced by the Business as of the Closing Date that do not have fully-paid, transferable, life-of-loan tax tracking arrangements associated with them; provided, however, with respect to any Mortgage Loan that has a non-fully-paid transferable tax tracking arrangement that has a monthly cost of $1.19 or less per month, the amount of the Tax Contract Adjustment taken in respect of such Mortgage Loan will be an amount equal to 42 multiplied by such monthly cost, in lieu of the $50 adjustment that would otherwise be applicable in respect of such Mortgage Loan.
     “Tax Claim” has the meaning set forth in Section 8.05(c)(i).

     “Tax Returns” means any return, report or information return filed or required to be filed with any Taxing Authority in connection with Taxes, and any supplement, schedule or amendment thereto.
     “Taxing Authority” means any Governmental Authority responsible for the administration or imposition of any Tax.
     “Termination Date” means May 30, 2008.
     “Third-Party Claim” means, with respect to any indemnified party, a claim or demand made by any Person (other than a Party or Affiliate thereof) against the indemnified party.
     “Trade Secrets” means confidential information, trade secrets, inventions (whether patentable or not and whether or not reduced to practice), industrial designs, research and development, discoveries, creations, improvements, ideas, designs, models, formulae, patterns, algorithms, procedures, compilations, databases, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, programs, subroutines, tools, materials, specifications, know-how, proprietary information, customer lists, supplier lists, pricing and cost information, business and marketing plans and proposals, software, technical information, and all recordings, graphs, drawings, reports, analyses and other writings and other embodiments of any of the foregoing, in any form or media whether or not specifically listed herein.
     “Trailing Documents Deliveries” has the meaning set forth in Section 4.08.
     “Transaction Agreements” means, collectively, the Assumption Agreement, the Assignment and Bill of Sale, the Post-Closing Cooperation Agreement and the Post-Closing Servicing Agreement.
     “Transfer” means to sell convey, transfer, assign and deliver.
     “Transfer Taxes” has the meaning set forth in Section 7.03.
     “Transferred Employee” has the meaning set forth in Section 9.01(a).
     “UPE” has the meaning set forth in Section 2.06(b).
     “Whole Loan Advances” means Servicing Advances (as such term is utilized in the Sample Statement) set forth on Section 13.01(g) of the Disclosure Letter, to the extent that such Servicing Advances remain at the Closing.
     “WLR” has the meaning set forth in Section 13.11.
     13.02. Notices. All notices, requests and other communications to any Party hereunder will be in writing (including electronic facsimile transmission) and will be given:

if to Purchaser, to:
AH Mortgage Acquisition Co., Inc.
4600 Regent Boulevard, Suite 200
Irving, Texas 75063
Attention: David M. Friedman, Chief Executive Officer
Facsimile No.: (866) 841-2568
with copies to:
WL Ross & Co. LLC
1166 Avenue of the Americas, 27th Floor
New York, New York 10036
Attention: Wilbur L. Ross, Jr., Chairman
Facsimile No.: (212) 317-4891
and
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Attention: Michael A. Saslaw and Martin A. Sosland
Facsimile No.: (214) 746-7777
if to Sellers, to:
Option One Mortgage Corporation
c/o H&R Block, Inc.
One H&R Block Way
Kansas City, MO 64105
Attention: Becky Shulman
Facsimile No.: (816) 854-8500
with a copy to:
Jones Day
222 East 41st Street
New York, NY 10017
Attention: Robert A. Profusek, Esq.
Facsimile No.: (212) 755-7306
or such other address or electronic facsimile number as such Party may hereafter specify for the purpose by notice to the other Parties. All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication will be deemed not to have been received until the next succeeding Business Day in the place of receipt.

     13.03. Amendments and Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
     13.04. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement will be paid by the Party incurring such cost or expense.
     13.05. Successors and Assigns. The provisions of this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided, however, that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party hereto, except that Purchaser may, without the consent of Sellers, assign all or any portion of its rights and obligations under this Agreement to any of its Affiliates so long as Purchaser remains liable for any and all obligations of Purchaser under this Agreement, provided, that Purchaser may not so assign all or any portion of its rights and obligations if doing so would reasonably be expected to delay the Closing in any respect.
     13.06. Governing Law. This Agreement will be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to the conflict of laws rules thereof.
     13.07. Specific Performance; Jurisdiction. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the State of New York, this being in addition to any other remedy to which such Party is entitled at law or in equity. In addition, subject to the provisions of Section 12.06, each of the Parties (a) consents to submit itself to the personal jurisdiction of the courts of the State of New York (and, with respect to claims in which the exclusive subject matter jurisdiction of such claims is federal, any federal district court located in the State of New York) in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any other court, and (d) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 13.02.

     13.08. Waiver of Punitive and Other Damages and Jury Trial. (a) Each Party to this Agreement expressly waives and foregoes any right to recover punitive, exemplary, consequential or similar damages and any diminution in value or lost profits in any arbitration, lawsuit, litigation or proceeding arising out of or resulting from any controversy or claim arising out of or relating to this Agreement or the transactions contemplated hereby.
     (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     (c) EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF THE FOREGOING WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH IN THIS SECTION 13.08.
     13.09. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The electronic facsimile transmission of any signed original counterpart of this Agreement will be deemed to be the delivery of an original counterpart of this Agreement. Except with respect to the use of electronic facsimile transmissions permitted hereunder, the Seller and Purchaser disclaim the applicability of the Federal Electronic Signatures in Global and National Commerce Act and the New York Electronic Signatures and Records Act to this Agreement and the Transaction Agreements. No provision of this Agreement is intended to confer any rights, benefits, remedies or Liabilities hereunder upon any Person other than the Parties, their respective successors and assigns and the Purchaser Indemnified Parties and the Seller Indemnified Parties.
     13.10. Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. An asset or liability is used “primarily” in, or arises “primarily” out of, the operation of the Business if it mainly is used in or arises out of the operation of the Business and not a Seller’s mortgage loan origination business. Terms defined in the singular in this Agreement will also include the plural and vice versa. The captions and headings herein are included for convenience of reference only and will be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The phrases “the date of this Agreement,” “the date hereof” and phrases of similar import, unless the context otherwise requires, will be deemed to refer to the date set forth in the Preamble to this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.
     13.11. Entire Agreement. This Agreement, together with the Disclosure Letter and the Transaction Agreements, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof. If the Closing occurs, the Non-Disclosure Agreement, between the Company and Purchaser or one of its Affiliates, entered into prior to the date hereof in contemplation of this Agreement, will be deemed to be terminated effective as of the Closing. For the avoidance of doubt, the letter agreement, dated February 25, 2008, by and between WL Ross & Co. LLC (“WLR”) and Parent, as modified by the extension letters between WLR and HRB dated March 5, 2008 and March 10, 2008, relating to the reimbursement of expenses incurred by WLR and certain of its affiliates, is hereby terminated and neither Parent nor any of the Sellers shall have any obligation to make any payments or reimburse any expenses of Parent or any other Person thereunder.
     13.12. Disclosure Letter. There may be included in the Disclosure Letter and elsewhere in this Agreement items and information that are not “material,” and such inclusion will not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material,” or to affect the interpretation of such term for purposes of this Agreement. Matters reflected in the Disclosure Letter are not necessarily limited to matters required by this Agreement to be disclosed in the Disclosure Letter. The Disclosure Letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Disclosure Letter relates; provided, however, that any information set forth in one Section of the Disclosure Letter will be deemed to apply to each other Section or subsection thereof or hereof to which its relevance is reasonably apparent on its face.
     13.13. Severability. Whenever possible, each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held invalid, illegal or unenforceable in any respect under any applicable Law, then such invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of any other provision or portion of any provision of this Agreement, and this Agreement will be re-formed, construed and enforced in such manner as will effect as nearly as lawfully possible the purposes and intent of such invalid, illegal or unenforceable provision or portion of any provision of this Agreement.
     [SIGNATURE PAGE FOLLOWS THIS PAGE]

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

OPTION ONE MORTGAGE CORPORATION

By:	/s/ Fabiola N. Camperi
	Name:	Fabiola N. Camperi
	Title:	President

FIRST OPTION ASSET MANAGEMENT SERVICES, INC.

By:	/s/ Fabiola N. Camperi
	Name:	Fabiola N. Camperi
	Title:	President

FIRST OPTION ASSET MANAGEMENT SERVICES, LLC

By:	/s/ Fabiola N. Camperi
	Name:	Fabiola N. Camperi
	Title:	President

OPTION ONE INSURANCE AGENCY, INC.
By:	/s/ Fabiola N. Camperi
	Name:	Fabiola N. Camperi
	Title:	President
      [Signature Page to Purchase Agreement]

OPTION ONE MORTGAGE SERVICES, INC.

By:	/s/ Fabiola N. Camperi
	Name:	Fabiola N. Camperi
	Title:	President

PREMIER MORTGAGE SERVICES OF WASHINGTON, INC.

By:	/s/ Fabiola N. Camperi
	Name:	Fabiola N. Camperi
	Title:	President

PREMIER PROPERTY TAX SERVICES, LLC

By:	/s/ Fabiola N. Camperi
	Name:	Fabiola N. Camperi
	Title:	President

PREMIER TRUST DEED SERVICES, INC.

By:	/s/ Fabiola N. Camperi
	Name:	Fabiola N. Camperi
	Title:	President

H&R BLOCK, INC., for the limited purpose set forth in Section 4.05 hereof

By:	/s/ Becky S. Shulman
	Name:	Becky S. Shulman
	Title:	Senior Vice President and Treasurer
      [Signature Page to Purchase Agreement]

AH MORTGAGE ACQUISITION CO., INC.
By:	/s/ Josh R. Seegopaul
	Name:	Josh R. Seegopaul
	Title:	Vice President

      [Signature Page to Purchase Agreement]